UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No.     )

BIOMET, INC.

(Name of Subject Company)

BIOMET, INC.

(Name of Person Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

090613100

(CUSIP Number of Class of Securities)

Bradley J. Tandy

Senior Vice President, General Counsel and Secretary

Biomet, Inc.

56 East Bell Drive

Warsaw, Indiana 46582

(574) 267-6639

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Richard W. Porter, P.C.	Gary I. Horowitz
Robert M. Hayward	Caroline B. Gottschalk
Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017
(312) 861-2000	(212) 455-2692

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Biomet, Inc., an Indiana corporation. Unless otherwise specified or indicated by context, “Biomet,” “we,” “us,” “our” and the “Company” refer to Biomet, Inc., its divisions and subsidiaries. The address and telephone number of Biomet’s principal executive office is 56 East Bell Drive, Warsaw, Indiana 46582 and (574) 267-6639.

(b) Securities.

This Statement relates to Biomet’s common shares, without par value (the “Shares”). As of June 1, 2007, there were 245,666,581 Shares issued and outstanding and 9,929,843 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of Biomet, which is the person filing this Statement and is also the subject company, are set forth under the caption “Item 1. Subject Company Information” above.

(b) Offer.

This Statement relates to the tender offer by LVB Acquisition Merger Sub, Inc., an Indiana corporation (“Purchaser”), to purchase all of Biomet’s outstanding Shares, at a price of $46.00 per Share, net to the seller in cash, subject to applicable withholding and stock transfer taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the Merger Agreement (as defined below), Purchaser’s offer to purchase, dated June 13, 2007 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”). The consideration offered per Share, together with all the terms and conditions of the Purchaser’s Offer to Purchase and Letter of Transmittal, is referred to in this Statement as the “Offer.” All references to the Merger Agreement and the Offer are qualified in their entirety by the text of the full documents incorporated herein in their entirety as Exhibits (e)(1) and (a)(1), respectively.

Purchaser is a direct wholly owned subsidiary of LVB Acquisition, LLC, a Delaware limited liability company (“LVB”) and an indirect wholly-owned subsidiary of LVB Acquisition Holding, LLC, a Delaware limited liability company (“Holding”), which is currently controlled by a consortium of private equity funds sponsored by each of The Blackstone Group L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Capital, L.P. (the “Sponsor Group”). The Sponsor Group formed LVB and Purchaser solely for the purpose of acquiring Biomet and for the purpose of facilitating LVB’s acquisition of Biomet, respectively. Purchaser is an Indiana corporation and a wholly-owned direct subsidiary of LVB and a wholly-owned indirect subsidiary of Holding. LVB has informed Biomet that to date, Purchaser has not carried on any activities other than those incidental to its formation, in connection with the financing of the Offer and the Merger (and the financing of the transactions contemplated by the Original Merger Agreement, as defined below) and bona fide hedging transactions related thereto and as otherwise contemplated by the Original Merger Agreement or the Merger Agreement. Upon consummation of the proposed merger, Purchaser will merge with and into Biomet and will cease to exist, with Biomet continuing as the surviving corporation. Purchaser’s business address is LVB Acquisition Merger Sub, Inc., c/o CT Corporation System, 251 E. Ohio Street, Suite 1100, Indianapolis, Indiana 46204.

The Offer is being made pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of December 18, 2006 (amended and restated as of June 7, 2007), by and among Biomet, LVB and Purchaser. The Merger Agreement is an amendment and restatement to the Agreement and Plan of Merger dated as of December 18, 2006 (the “Original Merger Agreement”) among the same parties. All references to the Original

Merger Agreement are qualified by the text of the full agreement, incorporated herein in its entirety as Exhibit (e)(2). Under the terms of the Merger Agreement, Purchaser will commence a tender offer to acquire all of Biomet’s outstanding Shares at the Offer Price and subject to the revised terms of the Merger Agreement described in further detail herein. Following completion of the Offer, Purchaser will complete a second-step merger in which any remaining Shares of Biomet will be converted into the right to receive the same per Share price paid in the Offer.

The Offer

Pursuant to the Merger Agreement, Purchaser has agreed to commence the Offer on or before June 14, 2007, on the terms and subject to the conditions set forth in the Merger Agreement. The initial expiration date for the Offer is 12:00 Midnight, New York City time, on July 11, 2007, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable rules and regulations of the Securities and Exchange Commission. The Merger Agreement provides that so long as the Offer and the Merger Agreement have not been terminated, if at any scheduled Expiration Date, the conditions to completion of the Offer have not been satisfied or waived, Purchaser is required to extend the Offer and the expiration date to a date that is not more than five business days after such previously scheduled expiration date. Purchaser is not required to extend the Offer beyond October 31, 2007.

The Offer is conditioned upon, among other things:

•

there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares of Biomet which, when added to any Shares already owned by LVB and its subsidiaries, represents at least 75% of the total number of Shares outstanding immediately prior to the expiration of the Offer (we refer to this minimum condition as it may be reduced to refer to the Adjusted Minimum Number (as defined below) as the “Minimum Condition”); and

•

the proceeds of the debt financing commitments intended to be disbursed upon consummation of the Offer being available for borrowing and the lenders party to the other debt financing commitments entered into in connection with the Offer and the Merger shall not have advised Purchaser that any portion of such other debt financing will not be available at the effective time of the Merger, in either case on the terms and conditions set forth in the debt financing commitments, or upon terms and conditions that are no less favorable, in the aggregate, to Purchaser and LVB (we refer to this condition as the “Funding Condition”).

In addition, the Offer is subject to certain other customary conditions.

At Purchaser’s option, Purchaser may decrease the number of Shares required to meet the Minimum Condition to the number of Shares that, when added to the number of Shares owned by LVB, Holding or their affiliates and any person that is party to a voting agreement with Purchaser or LVB, represents at least 75% of the total number of Shares then outstanding. We refer to this number as the “Adjusted Minimum Number.”

Biomet understands that Purchaser has entered into a voting agreement with Dane A. Miller, Ph.D., Biomet’s former President and CEO, and Mary Louise Miller, regarding the 5,723,595 Shares owned by them. All references to this voting agreement are qualified in their entirety by the agreement incorporated herein in its entirety by reference to Exhibit (e)(7).

In the event Purchaser reduces the Minimum Condition to give effect to the Adjusted Minimum Number, Purchaser will provide notice thereof, but has informed Biomet that it does not intend to extend the expiration of the Offer.

In the Merger Agreement, Biomet has granted the Purchaser the option (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, a number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned, directly or indirectly, by LVB or Purchaser at the time of such exercise, will constitute 90.0005% of the total Shares then outstanding (assuming the issuance of the Shares purchased under the Top-Up Option). The purchase price may be paid by means of a promissory note. Purchaser may exercise the Top-Up Option at any time on or after the expiration of the offer and on or prior to the fifth business day after the expiration date of the offer or the expiration date of any subsequent offering period. Biomet’s obligation to grant Purchaser the Top-Up Option is subject to applicable Securities and Exchange Commission (“SEC”) and NASDAQ rules and other customary conditions. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Indiana law at a time when the approval of the merger at a meeting of Biomet’s shareholders would be assured because of Purchaser’s ownership, together with Shares whose holders have agreed to vote to approve the merger, would represent at least 75% of the outstanding Shares.

The Merger Agreement further provides that, subject to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, after Purchaser has purchased pursuant to the Offer a number of Shares that represent at least the Adjusted Minimum Number, Purchaser has the right to designate a number of directors of Biomet, rounded up to the next whole number, that is equal to the product of the total number of directors on the Biomet board of directors (the “Board”) and the percentage that the number of Shares purchased bears to the total number of Shares outstanding. The Merger Agreement also provides, subject to any limitations imposed by applicable laws, including NASDAQ rules and regulations, that individuals designated by Purchaser shall constitute the same percentage of each committee of the Biomet board of directors as the percentage of the entire Board represented by the individuals designated by Purchaser. In the event that LVB’s designees are appointed or elected to the Board, until the effective time of the Merger the Board shall have at least three independent directors (as defined in the Merger Agreement) who were on the Board of Biomet on June 7, 2007, and certain actions of Biomet may only be authorized by a majority of the independent directors of Biomet (and will not require any additional approval by the Board).

In addition, the Merger Agreement permits, prior to Purchaser’s acceptance of Shares in the Offer, Biomet to render inapplicable or take action to exempt any third party from any standstill arrangement or the provisions of any takeover statute if the Board determines in good faith after consultation with outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

After the date Shares are first accepted for payment in the Offer and prior to approval of the Merger Agreement by Biomet’s shareholders, the Merger Agreement may not be amended in a manner that would adversely affect the right of Biomet’s shareholders to receive the consideration to be paid in the Merger.

Treatment of Stock Option Plans

At the time that LVB and Purchaser pay for Shares tendered in the Offer that represent at least the Adjusted Minimum Number (such time the “Share Purchase Date”), each outstanding option to purchase Shares under Biomet’s stock plans, vested or unvested (an “Option”), will be cancelled and will only entitle the holder thereof to receive from Biomet, as soon as reasonably practicable after the Share Purchase Date (but in any event no later than three business days after the Share Purchase Date), an amount in cash equal to the product of (1) the total number of Shares subject to the Option immediately prior to the Share Purchase Date multiplied by (2) the excess, if any, of the Offer Price over the exercise price per Share under such Option, less applicable taxes required to be withheld with respect to such payment. It is the intention of the parties that following the Share Purchase Date no holder of any Option or any participant in any Biomet stock option or equity incentive plan or other employee benefit arrangement of Biomet shall have any right thereunder to acquire any capital stock (including any phantom stock or stock appreciation right) of Biomet, any of its subsidiaries or the surviving corporation.

In light of the Special Committee’s findings relating to Biomet’s historical stock option granting practices, which indicate that certain outstanding Options to purchase Shares were granted with an exercise price that is less than the fair market value of the Shares underlying such Options on the grant date of the Options (the

“Below-Market Options”), Biomet has taken certain corrective actions with respect to Below-Market Options that were granted after October 3, 2004, or which vested after December 31, 2004 (the “Covered Options”), in an effort to avoid the imposition on the holders of such Options of an additional twenty percent tax and related interest and other penalties under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).

•

With respect to Covered Options that were granted to current or former Section 16 officers of Biomet (the “Officer Options”), Biomet permitted the holder of each such Option to elect (and each such Option holder elected), prior to December 31, 2006, to amend his or her Options so that the Options are automatically exercised upon the earliest to occur of (a) the effective date of a change in control of Biomet (as defined under Section 409A), (b) the tenth business day following the effective date of a termination of the Option holder’s employment with Biomet or (c) the last business day prior to the current expiration date of the Option.

•

With respect to Covered Options that were granted to individuals other than (a) current or former Section 16 officers of Biomet or (b) individuals who are not subject to Section 409A (such Options, the “Applicable Below-Market Options”), the Compensation and Stock Option Committee of the Biomet board resolved that on June 5, 2007 and June 6, 2007:

•

prior to the cash-out of Options in connection with the tender offer, the per-share exercise price of each Applicable Below-Market Option (the “Existing Exercise Price”) shall be increased to the fair market value of one Biomet Share on the “measurement date” for such Option (as that term is defined in Financial Accounting Standards Board Statement 123R) (the “Adjusted Exercise Price”); and

•

the holder of each Applicable Below-Market Option shall receive from Biomet, as soon as reasonably practicable following January 1, 2008, a cash payment with respect to each such Option in an amount equal to (I) the difference between (a) the lesser of (i) the Adjusted Exercise Price or (ii) the Offer Price, and (b) the Existing Exercise Price, multiplied by (II) the number of Shares underlying the Applicable Below-Market Option, along with interest to compensate the Option holder for the delay in such payment.

Accordingly, upon the cash-out of outstanding options in connection with the Offer, Biomet will pay (1) the holders of each Officer Option the difference between the Offer Price and the original exercise price of such Option and (2) the holders of each Applicable Below-Market Option the difference between the Offer Price and the Adjusted Exercise Price of such Option, in each case multiplied by the number of Shares underlying the Option.

The Merger

If the Offer is completed, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Indiana Business Corporation Law (the “IBCL”), Purchaser will merge (the “Merger”) with and into Biomet, with Biomet continuing as the surviving corporation. At the effective time of the Merger (the “Effective Time”), each Share, other than the Shares owned by LVB or Purchaser immediately prior to the Effective Time, will automatically be cancelled and will cease to exist and will be converted into the right to receive the same per Share consideration, without interest, paid for Shares in the Offer.

The closing of the Merger is subject to various conditions, including approval of the Merger Agreement by Biomet shareholders and completion of a 20 consecutive day “marketing period” that will begin, subject to receipt by Purchaser of certain “required information” from Biomet and other conditions more fully described in the Offer to Purchase, after the first to occur of (1) the requirements to consummate a short-form merger having been met and (2) the Merger Agreement having been approved by the requisite vote of Biomet shareholders. The parties have agreed that if after the purchase of Shares pursuant to the Offer and any subsequent offering period, and after giving effect to any Shares purchased pursuant to the Top-Up Option, Purchaser owns at least 90% of the outstanding Shares, then once the other conditions to completion of the Merger are satisfied or waived, Purchaser will merge into Biomet in a “short-form” merger pursuant to applicable provisions of the IBCL, which will not require a vote of Biomet’s shareholders.

Closing of the Merger will terminate all existing equity interests in Biomet, and LVB (together with any other person, including any current or former members of the management of Biomet, who may become a direct or indirect equity investor in LVB) will become the sole owners of Biomet and its business, the sole recipients of the benefits of future growth and the sole bearers of the risks of Biomet’s operations.

A copy of the Merger Agreement is attached hereto as Exhibit (e)(1) and is incorporated herein by reference in its entirety. A copy of the Offer to Purchase is attached hereto as Exhibit (a)(1) and is incorporated herein by reference in its entirety. The terms and conditions of the Offer, related procedures and withdrawal rights, and the description of the Merger Agreement and related documents described and contained in Sections 1, 2, 3, 4, 11 and 13 of the Offer to Purchase are incorporated by reference herein. The Form of Letter of Transmittal is attached hereto as Exhibit (a)(3) and is incorporated by reference in its entirety. Additional information about the Offer and the Merger can be found in Item 3 and Item 7 of this Statement and in the Offer to Purchase.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as described or incorporated by reference below, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Biomet or its affiliates and: (1) its executive officers, directors or affiliates; or (2) LVB, Purchaser or their executive officers, directors or affiliates.

(a) Biomet’s Executive Officers, Directors and Affiliates.

In considering the recommendation of Biomet’s Board to tender your Shares into the Offer or otherwise approve the Merger, shareholders should be aware that Biomet’s directors and executive officers may have agreements or arrangements that may provide them with interests that differ from, or are in addition to, those of other Biomet shareholders, as applicable. Biomet’s Board was aware of these agreements and arrangements as they relate to directors and executive officers during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Statement.

Each of the following arrangements were entered into prior to the parties’ determination to restructure the Original Merger Agreement. Accordingly, the foregoing were entered into before the parties contemplated the Offer and the revised transaction structure reflected in the Merger Agreement.

Treatment of Stock Options

Should Biomet’s directors and executive officers participate in the Offer, such persons will receive the Offer Price for Shares owned by them. Pursuant to the terms of Biomet’s options and the Merger Agreement, upon a change in control all stock options are to become fully vested and exercisable. If the Offer is completed, any stock options outstanding (whether held by officers, directors, employees or distributors) will be cancelled (other than Shares that may be rolled into the surviving corporation) and the holders thereof will be entitled to the excess, if any, of the Offer Price over the option exercise price for each Share subject to the stock option, in each case, less any applicable withholding taxes and without interest. Furthermore if the Offer is completed, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the IBCL the Merger is consummated, the Shares owned by Biomet’s directors and executive officers (and all other holders) will be converted as of the completion of the Merger into the right to receive the Offer Price, except in the case of those persons who are provided an opportunity to roll all or a portion of their existing equity interests in Biomet into Holding or LVB at the time of the Merger.

The following table summarizes the equity interests of Biomet’s current executive officers and directors as of June 1, 2007, including the amount of cash each individual would receive if such individual determined to tender all Shares owned by him or her in the Offer, and the amount of cash each individual would receive upon the cash-out of outstanding stock options held by such individual in connection with the Offer.

Name of Executive Officer or Director(1)(8)	Biomet Common Shares Owned(#)	Unvested Options to Purchase Biomet Common Shares(#)	Weighted Average Exercise Price of Unvested Biomet Options($)(2)	Vested Options to Purchase Biomet Common Shares(#)	Weighted Average Exercise Price of Vested Biomet Options($)(2)	Cash to Be Received in Connection with the Merger Agreement($)(3)
Thomas R. Allen	53,956	42,825	33.80321	11,076	34.13911	3,135,675
Jeffrey R. Binder(4)	0	0	0	0	0	0
Richard J. Borror	108,614	45,375	33.38678	9,938	35.0579	5,677,311
Jerry L. Ferguson(5)	2,925,507	7,500	29.0933	7,500	29.0933	134,826,923
Daniel P. Florin(6)	0	0	0	0	0	0
James W. Haller	40,141	38,000	34.28329	14,750	34.55169	2,460,584
C. Scott Harrison, M.D.	543,341	0	0	4,000	39.24	25,020,726
M. Ray Harroff(5)	53,450	0	0	4,000	39.24	2,485,740
Glen A. Kashuba(7)	0	0	0	0	0	0
Thomas F. Kearns, Jr.	11,402	0	0	4,000	39.24	551,532
William C. Kolter	37,266	72,250	34.44593	15,250	34.18123	2,729,254
Sandra A. Lamb	676	0	0	4,000	39.24	58,136
Jerry L. Miller	3,600,106	0	0	4,000	39.24	165,631,916
Kenneth V. Miller	14,783	0	0	4,000	39.24	707,058
Charles E. Niemier(8)	732,799	0	0	140,499	35.09121	35,241,428
Niles L. Noblitt(5)	3,848,068	0	0	0	0	177,011,128
Marilyn Tucker Quayle	28,592	0	0	4,000	39.24	1,342,272
J. Pat Richardson(9)	0	0	0	0	0	0
Gregory W. Sasso	68,127	45,188	33.43873	11,938	33.67077	3,848,647
Stephen F. Schiess	19,301	56,475	33.85742	8,725	33.2704	1,684,664
Bradley J. Tandy	39,385	45,875	33.59627	14,000	33.18857	2,560,091
L. Gene Tanner	108,723	0	0	4,000	39.24	5,028,298
Roger P. Van Broeck	66,981	78,750	34.81617	11,563	35.5107	4,083,140
Darlene Whaley	35,064	45,188	33.43873	11,938	33.67077	2,327,749

(1)	On March 30, 2007, Gregory D. Hartman retired as Senior Vice President—Finance, Chief Financial Officer and Treasurer, and Daniel P. Hann retired as Executive Vice President of Administration and as a Biomet director and, therefore, they are not included in this table. If the Offer had been consummated prior to their resignations and the forfeiture of and adjustments to certain stock options described below, and Messrs. Hartman and Hann tendered their Shares in the Offer, they would have received in the Offer in respect of such Shares (including stock options) an aggregate of approximately $11 million and $7 million, respectively. Pursuant to their severance and consulting agreements, Messrs. Hartman and Hann have, among other things (a) terminated and forfeited unvested stock option awards to purchase approximately 164,000 and 89,000 Shares, respectively and (b) agreed that with respect to misdated or mispriced stock option awards granted to Messrs. Hartman or Hann which had vested, but not been exercised, the Company increased the exercise price of such unexercised stock option awards to the fair market value of Biomet’s Shares on the measurement date applicable to such award.

(2)

The Weighted Average Exercise Price of Unvested Biomet Options and the Weighted Average Exercise Price of Vested Biomet Options includes the increase in the exercise price of certain misdated or mispriced stock option awards to the members of Biomet’s board of directors reflected in the table above. In response to the Special Litigation Committee’s preliminary report announced on March 30, 2007, all current members of Biomet’s board of directors have agreed that, with respect to misdated or mispriced stock option awards to such current director on or after January 1, 1996 which had not yet been exercised, the exercise price of such unexercised stock option awards would be increased to the fair market value of Biomet’s Shares on the measurement date applicable to such award. On June 5, 2007 and June 6, 2007, Biomet’s Compensation and Stock Option Committee held special telephonic meetings to approve and ratify certain compensatory arrangements which included the adjustment of misdated or mispriced stock option awards to certain executive officers (other than Section 16 officers) on or after January 1, 1996 which had not yet been exercised, to the fair market value of Biomet’s Shares on the measurement date applicable to such award.

(3)	Includes the cash to be received with respect to (a) Shares and (b) stock options in connection with the Offer, assuming all Shares are tendered, before considering the applicable tax withholdings.

(4)	Mr. Binder was appointed President, Chief Executive Officer and a director on February 26, 2007.

(5)	Founder of Biomet, Inc.

(6)	Mr. Florin was appointed a Senior Vice President and Chief Financial Officer effective June 5, 2007.

(7)	Mr. Kashuba was appointed a Senior Vice President and President of Biomet Trauma and Biomet Spine effective April 16, 2007.

(8)	Garry L. England retired as Chief Operating Officer—Domestic Operations, effective May 31, 2007. Effective June 18, 2007, Charles E. Niemier will retire as Senior Vice President, Biomet, Inc. and Senior Vice President, Biomet International and Corporate Relations. As of May 31, 2007, Mr. England owned 206,199 Shares, unvested options to purchase 139,750 Shares having a weighted average exercise price of 35.30543 and 17,750 vested options to purchase Biomet Shares having a weighted average exercise price of 30.95316 per share. Mr. England would receive $10,519,404 if he determined to tender all Shares owned by him as of May 31, 2007 in the Offer. Pursuant to their severance and consulting agreements, Messrs. England and Niemier have, among other things, agreed that with respect to misdated or mispriced stock option awards granted to Messrs. England or Niemier which had not been exercised, Biomet could increase the per share exercise price of such unexercised stock option awards to the fair market value of a Biomet Share on the measurement date applicable to such award. Furthermore, Messrs. Niemier and England have agreed that, with respect to misdated or mispriced stock option awards which had previously been exercised, Messrs. Niemier and England would, at a future date, remit to Biomet an amount equal to the excess, if any, of the fair market value of Biomet’s Shares on the measurement date for such award over the exercise price of such award. Messrs. Niemier and England will also receive accelerated vesting of certain previously unvested equity awards and all vested, unexercised equity awards will be exerciseable in accordance with the terms of the awards until the earliest of (1) the awards’ expiration date, (2) the fifth anniversary of the separation date or (3) the date that the awards are cashed out in a change in control event.

(9)	Mr. Richardson was appointed Vice President—Finance, Treasurer and Interim Chief Financial Officer and Treasurer effective April 11, 2007. Upon Mr. Florin’s appointment as Senior Vice President and Chief Financial Officer effective June 5, 2007, Mr. Richardson continued in his role as Biomet’s Vice President—Finance and Treasurer.

Management Arrangements

On February 26, 2007, Biomet entered into an employment agreement with Jeffrey R. Binder to become President and Chief Executive Officer of Biomet. Effective June 5, 2007, and pursuant to an offer letter provided to him, Daniel P. Florin became Senior Vice President and Chief Financial Officer of Biomet. Under the terms of the employment agreement and offer letter, if the proposed transaction with LVB and Purchaser is terminated, Messrs. Binder and Florin will be granted an equity award after such termination and annually thereafter (if still employed) commencing May 31, 2008, in the case of Mr. Binder, or October 31, 2008, in the case of Mr. Florin, with a nominal value of no less than $3,500,000, in the case of Mr. Binder, or $1,000,000, in the case of Mr. Florin, on the date of each grant. Each award shall vest in five equal installments on the first five anniversaries of the grant date. The compensation committee of Biomet’s board of directors will have the discretion as to the form of these benefits, which are expected to be awarded 50% in stock options and 50% in restricted stock or restricted stock units. Up to four-sevenths of each annual equity award may be granted in the form of restricted stock or restricted stock units, the vesting of which will be contingent on the achievement of performance goals. If the proposed transaction with LVB and Purchaser is consummated, Messrs. Binder and Florin will not receive this benefit; although it is expected that Messrs. Binder and Florin will receive equity awards from the Purchaser following the consummation of the proposed transaction (although such awards are still subject to negotiation and discussion).

Effective April 11, 2007, and pursuant to an offer letter provided to him, J. Pat Richardson became Vice President—Finance and Interim Chief Financial Officer and Treasurer of Biomet. Effective April 16, 2007, and pursuant to an offer letter provided to him, Glen A. Kashuba became Senior Vice President and President of Biomet Trauma & Spine. Effective May 11, 2007, and pursuant to an offer letter provided to her, Robin T. Barney became Senior Vice President of Operating Systems. Under the terms of their offer letters, if the proposed transaction with Purchaser is consummated, Messrs. Richardson and Kashuba and Ms. Barney will be entitled to certain equity compensation commensurate with their positions at Biomet, the terms and conditions of which will be determined by Purchaser. In the event that the Merger Agreement is terminated, Messrs. Richardson and Kashuba and Ms. Barney will be entitled to equity awards issued by the compensation committee of Biomet’s board of directors that are commensurate with their positions at Biomet.

As of the date of this Statement, no members of Biomet’s current management have entered into any amendment or modification to an existing employment agreement with Biomet or its subsidiaries in connection with the Offer or the Merger. In addition, as of the date of this Statement, LVB and Purchaser have informed Biomet that no other members of Biomet’s current management have entered into any agreement, arrangement or understanding with LVB, Purchaser or their affiliates regarding employment with, or the right to reinvest, convert or participate in the equity of, the surviving corporation. LVB has informed Biomet that it currently intends to retain members of Biomet’s management team following the Offer and Merger. LVB has also informed Biomet that it may offer current and former members of management the opportunity to convert all or a portion of their current equity interests in Biomet into, or otherwise invest on terms that are no more favorable than the other investors in, equity in LVB (and/or a subsidiary thereof). Further, LVB has informed Biomet that it intends to establish equity-based incentive compensation plans for management of the surviving corporation, a portion of which is likely to be allocated to Biomet’s executive officers. The size of such equity-based incentive compensation plans has not yet been determined and no awards have yet been made or promised to Biomet’s current executive officers. It is anticipated that equity awards granted under these incentive compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the surviving corporation.

Although certain members of Biomet’s current management team may enter into new arrangements with LVB or its affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, LVB (and/or a subsidiary thereof), there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the completion of the Merger and would not become effective until the time the Merger is completed.

Although no arrangement has been made as of the date of this Statement, LVB has informed Biomet that it expects to offer Mr. Binder, Biomet’s President and Chief Executive Officer, the opportunity to serve on the boards of directors of LVB and the surviving corporation following the purchase of Shares in the Offer, which boards are expected to include at least eleven other members prior to completion of the Merger.

Change-in-Control Agreements and Severance Pay Plan

On September 20, 2006, Biomet entered into change in control agreements with its current executive officers, including those listed in the table below and Messrs. Daniel P. Hann and Gregory D. Hartman. The agreements were intended to provide for continuity of management in the context of a prospective change in control of Biomet (as defined in the agreements). Upon a change in control, as will occur in connection with the merger and related transactions, the agreements remain in effect for a period of at least 24 months beyond the month of such change in control. Each agreement provides that during the 24-month period following a change in control, Biomet agrees to continue to employ the executive and the executive agrees to remain in the employ of Biomet.

In connection with the execution of the employment agreement with Mr. Binder and the offer letters of the Messrs. Richardson, Florin and Kashuba, Biomet entered into change in control agreements with Messrs. Binder, Florin, Richardson and Kashuba, all references to these agreements are qualified in their entirety by the text of the agreements incorporated in their entirety from Exhibits (e)(8) through (e)(13), respectively. The agreements are intended to provide for continuity of management in the event of a change in control of Biomet (other than the proposed Merger Agreement and related transactions with LVB and Purchaser, which are exempted from the agreements). The terms of the agreements are substantially the same as the terms of the agreements described below. These agreements automatically terminate and are cancelled immediately prior to the closing of the transactions contemplated herein with LVB and Purchaser. Mr. Binder’s, Mr. Florin’s, Mr. Richardson’s and Mr. Kashuba’s severance benefits are governed by the terms of their respective arrangements and would not be impacted by the change in control that will occur in connection with the proposed Merger Agreement and related transactions with LVB and Purchaser. As a result, Messrs. Binder, Florin, Richardson and Kashuba are not included in the table following this discussion. For a further description of Mr. Binder’s, Mr. Florin’s and Mr. Richardson’s change in control agreements see Biomet’s current reports on Form 8-K filed on February 27, 2007, April 2, 2007 and May 16, 2007, respectively.

If, following a change in control, the executive dies or is terminated by us for any reason other than for cause (as defined in the agreements) or disability, or by the executive for good reason (as defined in the agreements), the executive would be entitled to a lump sum severance payment equal to two times the sum of the executive’s annual base salary, target bonus (or, in certain circumstances, the executive’s annual bonus earned during a specified time period), annual Biomet contributions to all qualified retirement plans on behalf of the executive and the executive’s total annual car allowance. In addition, (1) the executive would receive a payout of his unpaid annual base salary, the higher of the executive’s target bonus for the fiscal year in which termination occurs or the actual bonus paid to the executive for the fiscal year preceding termination and other accrued compensation and benefits through the end of the fiscal year containing the termination date, (2) Biomet will pay the executive a lump sum cash stipend equal to 24 times the monthly premium then charged for family coverage under Biomet’s medical and dental plans and (3) the executive would receive life insurance and long-term disability benefits, or the cash equivalent if not available, substantially similar to those that the executive is receiving immediately prior to the notice of termination for a 24-month period after the date of termination. Further, all outstanding stock options granted to the executive would become immediately vested and exercisable and all restrictions on restricted stock awards would lapse, unless otherwise provided for under a written stock award agreement. The change in control agreements also provide for the reimbursement of outplacement services for a period of 12 months after termination occurs, but not in excess of $25,000.

In the event that any payments made to the executives in connection with a change in control and termination of employment would be subject to excise taxes under the Internal Revenue Code, Biomet will “gross up” the executive’s compensation to offset certain of such excise taxes.

Severance benefits, other than the life insurance and long-term disability benefits, are generally not subject to mitigation or reduction. To receive the severance benefits provided under the agreements, the executive must sign a general release of claims. In connection with the execution of the agreements, each executive executed a customary confidentiality, non-competition and non-solicitation agreement with us.

On September 21, 2006, Biomet adopted the Biomet, Inc. Executive Severance Pay Plan (the “Plan”) for the executives party to the change in control agreements described above, which is incorporated herein by reference to Exhibit (e)(20). The severance plan provides each participating Biomet executive with severance benefits in the event of a termination of the executive’s employment unrelated to the executive’s (1) performance of his employment duties or (2) commission of an act or acts outside of the scope of his employment duties that would constitute the basis of a termination for cause under his agreement.

Severance benefits under the plan generally consist of the following: (1) payment of a pro-rata target bonus (based on the elapsed portion of the year of termination) in a lump sum; (2) continued payment of base salary for no more than 78 weeks (depending on years of service at Biomet) following the termination date; (3) immediate vesting of all of the executive’s outstanding equity awards (stock options and restricted stock); (4) at Biomet’s expense, continuation of coverage under Biomet health insurance plans pursuant to COBRA for a period not to exceed eighteen months from the termination date; and (5) continuation of any Biomet-provided car allowance for a period of twelve months from the termination date.

As a condition to receiving severance benefits under the plan, the executive must execute a waiver and release of claims in favor of Biomet and enter into to a customary confidentiality, non-competition and non-solicitation agreement with Biomet. Severance benefits under the plan are generally intended to be the sole source of severance benefits payable upon a termination of the executive’s employment and are generally not subject to mitigation or reduction. We may amend or terminate the severance plan at any time. In the event the executive is entitled to benefits under the change in control agreement as a result of a termination of employment, such executive is not entitled to receive benefits under the plan.

Although LVB has not indicated whether it plans to terminate any of Biomet’s executive officers, the following table shows the amount of potential cash payable (both accrued obligations and severance) to Biomet’s executive officers as of June 1, 2007, pursuant to the change in control agreements, based on an assumed termination date of June 1, 2007. The table also shows the estimated present value of continuing coverage and other benefits under Biomet’s group health, dental, disability and life insurance plans and the estimated tax gross-up payments to each such officer. Although the calculations are intended to provide reasonable estimates of the potential benefits, they are based on numerous assumptions and do not represent the actual amount an executive would receive if an eligible termination event were to occur.

Name of Executive Officer(1)	Estimated Present Value of Accrued Obligations($)(2)(3)	Estimated Present Value of Cash Severance Payment($)(2)	Estimated Present Value of Benefits($)	Estimated Tax Gross-Up Payment($)(4)
Thomas R. Allen	470,850	941,700	41,202	666,107
Richard J. Borror	475,850	951,700	41,202	708,124
Gary L. England(5)	723,850	1,447,700	41,202	1,324,542
James W. Haller(6)	—	—	—	—
William C. Kolter	525,850	1,051,700	41,202	818,843
Charles E. Niemier(5)	825,850	1,651,700	41,202	1,375,257
Gregory W. Sasso	431,650	863,300	41,202	626,560
Stephen F. Schiess	494,850	989,700	41,202	731,113
Bradley J. Tandy	525,850	1,051,700	41,202	786,714
Roger P. van Broeck	167,060	1,307,961	161,741	—
Darlene Whaley	431,850	863,700	41,202	639,301

(1)	Biomet also entered into change in control agreements with Messrs. Hann and Hartman on September 20, 2006. In connection with the retirement of Messrs. Hann and Hartman on March 30, 2007, Biomet entered into severance and consulting agreements with them. These severance and consulting agreements supersede the earlier change in control agreements Biomet entered into with Messrs. Hann and Hartman. As a result, Messrs. Hann and Hartman are not listed in the table. For more information, please see “—Consulting Arrangements with Gregory D. Hartman and Daniel P. Hann” immediately below.

(2)	Excludes the value of acceleration of stock option awards, as reported separately herein.

(3)	Represents the sum of: (a) the executive’s annual base salary and car allowance from the date of termination through the end of Biomet’s fiscal year in which such termination occurred, (b) the higher of the executive’s target bonus for the fiscal year in which termination occurs or the actual bonus paid to the executive for the fiscal year preceding termination, (c) the amount the executive would have received during the fiscal year in additional employer contributions to Biomet tax-qualified plans and (d) any unpaid accrued vacation or other accrued compensation.

(4)	Estimates are subject to change based on the date of completion of the Merger, date of termination of the executive officer, interest rates then in effect and certain other assumptions used in the calculation. Estimates include estimated tax gross-up as a result of any acceleration of stock option awards, the potential cash severance payment and estimated present value of benefits set forth in the preceding three columns. Mr. van Broeck is not a U.S. citizen and works outside the U.S. and, thus, does not pay U.S. taxes.

(5)	Both Messrs. Niemier and England are covered by the Plan and are party to change in control agreements with Biomet. Garry L. England retired as Chief Operating Officer—Domestic Operations, effective May 31, 2007. Effective June 18, 2007, Charles E. Niemier will retire as Senior Vice President, Biomet, Inc. and Senior Vice President, Biomet International and Corporate Relations. Mr. Niemier will remain with Biomet as a Class III member of the board of directors. Pursuant to the terms of their separation and retirement agreements, both Messrs. Niemier and England will begin receiving payments and benefits under the Plan as of their separation date; however, each will receive 100% of their annual bonus for the fiscal year ended May 31, 2007. If an applicable change in control event occurs, such as the purchase of shares in the Offer, within six months of the date of Mr. Niemier’s and Mr. England’s separation and retirement agreements (or in the case of Mr. Niemier only, upon the expiration of the six-month period following his separation date if a change in control event does not occur during this period), Messrs. Niemier and England will no longer receive the payments and benefits under the Plan, but will receive certain payments and benefits under the change in control agreements. Notwithstanding the express terms of the change in control agreements, both Messrs. Niemier and England have agreed to, among other things, (1) forego any payments or benefits provided in Sections 3.01(a)(i), 3.01(c), 3.01(d) and 3.04(b)(E) of the change in control agreements and (2) reduce certain amounts payable under the change in control agreements by payments previously received by them under the Plan.

(6)	Mr. Haller is not party to a change in control agreement.

Consulting Arrangements with Gregory D. Hartman and Daniel P. Hann

On March 30, 2007, Gregory D. Hartman retired as Senior Vice President—Finance, Chief Financial Officer and Treasurer, and Daniel P. Hann retired as Executive Vice President of Administration and as a Biomet director. In order to ensure a smooth transition of business operations and financial matters, Messrs. Hartman and Hann agreed to serve as consultants to Biomet pursuant to severance and consulting agreements, incorporated herein by reference to Exhibits (e)(14) and (e)(15), respectively. These agreements discharged any other severance obligations that we may have had with respect to Messrs. Hartman and Hann, including pursuant to their change of control agreements with us dated September 20, 2006. Pursuant to Mr. Hartman’s agreement, Mr. Hartman will be eligible to receive approximately $29,166 per month during a six month consulting term. In addition, Mr. Hartman will be eligible to receive $325,000 upon completion of the six month consulting term if the proposed merger has been consummated at a price not less than $44.00 per Share and the consulting arrangement has not otherwise been terminated. Mr. Hartman will also be reimbursed for insurance premiums he incurs as a result of his election to continue his health insurance coverage under COBRA. Biomet may terminate the consulting arrangement without any further payments or obligations to Mr. Hartman if the proposed Merger Agreement has been terminated or the proposed merger is consummated at a price less than the price currently set forth in the proposed Merger Agreement as a result of Biomet’s review of historical stock option granting practices; or if Biomet determines that Mr. Hartman has not adequately performed his consulting duties under the contract or has failed to cooperate with the SEC in connection with Biomet’s review of historical stock option granting practices.

Pursuant to Mr. Hann’s agreement, Mr. Hann will be eligible to receive approximately $41,666 per month during a twelve-month consulting term. In addition, Mr. Hann is entitled to receive $133,333 in respect of his bonus for Biomet’s 2007 fiscal year and will be eligible to receive $400,000 upon completion of the twelve-month consulting term if the consulting arrangement has not otherwise been terminated. Mr. Hann will also be reimbursed for insurance premiums he incurs as a result of his election to continue his health insurance coverage under COBRA. Furthermore, 75,000 options granted to Mr. Hann in March 2006 (of the 175,000 unvested options awarded to Mr. Hann in March 2006) were immediately vested in connection with Mr. Hann’s retirement and consulting agreement. We refer to these accelerated options as the “CEO Options.” The CEO Options, or the proceeds therefrom, will be held by Biomet and will be distributable to Mr. Hann upon completion of the consulting arrangement provided that Biomet has not otherwise terminated the consulting arrangement. Biomet may terminate the consulting arrangement without any further payments or obligations to Mr. Hann, other than certain non-competition payments, if the proposed Merger Agreement has been terminated or is consummated at a price less than $44.00 per Share as a result of Biomet’s review of historical stock option granting practices; or if Biomet determines that Mr. Hann has not adequately performed his consulting duties under the contract or has failed to cooperate with the SEC in connection with Biomet’s review of historical stock option granting practices. Lastly, Mr. Hann has agreed not to compete with Biomet during the period beginning on the effective date of his agreement and extending for a period of six months following the expiration or termination of his consulting arrangement. In exchange, Biomet has agreed to make a $50,000 per month payment to Mr. Hann during the six month non-competition period.

Indemnification and Insurance

The Merger Agreement provides that, from and after the earlier of the acceptance of Shares in the Offer or the effective date of the Merger, LVB will cause the surviving corporation to indemnify each of Biomet’s and Biomet’s subsidiaries’ present and former directors and officers against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, arising out of or related to such person’s service as a director or officer at or prior to the earlier of the acceptance of Shares in the Offer or the effective date of the Merger, to the fullest extent permitted under Indiana law.

Prior to the earlier of the acceptance of Shares in the Offer or the effective date of the Merger, LVB will, or will cause the surviving corporation as of the effective time of the merger to, obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the earlier of the acceptance of Shares in the Offer or the effective date of the Merger from a carrier with the same or better credit rating as Biomet’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance, with benefits and levels of coverage that are at least as favorable as Biomet’s existing policies with respect to matters existing or occurring at or prior to the effective time of the merger. If LVB and the surviving corporation for any reason fail to obtain such “tail” insurance policies as of the effective time of the merger, the surviving corporation of the merger will, and LVB will cause the surviving corporation to, either (1) continue to maintain in effect for a period of at least six years from and after the effective time the directors’ and officers’ liability insurance and fiduciary liability insurance in place as of the date of the Original Merger Agreement with benefits and levels of coverage at least as favorable as provided in Biomet’s existing policies as of the date of the Original Merger Agreement or (2) use reasonable best efforts to purchase comparable directors’ and officers’ liability insurance and fiduciary liability insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in Biomet’s existing policies as of the date of the Original Merger Agreement (although neither the surviving corporation nor LVB will be required to expend more than an amount per year equal to 300% of the current annual premiums paid by us for such insurance).

Compensation Granted in Connection with Biomet’s Strategic Alternatives

On November 7, 2006, Biomet’s Board established a committee called the Strategic Alternatives Committee to facilitate development of strategic alternatives. This committee consisted of three disinterested directors: C. Scott Harrison, M.D., Niles L. Noblitt and Marilyn Tucker Quayle. On December 15, 2006, Biomet’s Board

authorized the following compensation structure for the committee members in consideration of acting in this capacity, to be paid in addition to the reimbursement of expenses and payment of all other fees incurred as members of the Board:

Fee	Amount ($)
Per Quarter	5,000
Per In-Person Meeting	1,800
Per Telephonic Meeting	1,200
Per Meeting held in conjunction with a Board Meeting	0

Compensation for Strategic Alternatives Committee members was not and is not contingent on the committee approving or recommending the Offer, Merger or any other strategic alternative or the consummation of the Offer, Merger or any other strategic alternative. The Board considered, among other things, the complexities inherent in reviewing and considering strategic alternatives, the time expected to be required by the committee members, the need for the committee to evaluate a variety of matters and the publicly reported compensation of the strategic alternatives committees or similar committees of the boards of other companies.

In addition, on December 15, 2006, Biomet’s Board also authorized the one-time payment of $5,000 to each of Dr. Harrison, Thomas F. Kearns, Jr., and Sandra A. Lamb in recognition of the services they provided in connection with the Board’s preliminary review of strategic alternatives for Biomet prior to the formation of the Strategic Alternatives Committee.

Other

LVB has informed us that it is contemplated that one of Biomet’s founders, Dane A. Miller, Ph.D., will be an equity investor in LVB and the surviving corporation. Biomet understands that, following the Merger, Dr. Miller will serve on the Boards of LVB and the surviving corporation but will not become a member of management. Dr. Miller was the chief executive officer of Biomet until March 27, 2006 and served on its board of directors until its annual meeting of shareholders on September 20, 2006. Dr. Miller was not an executive officer or a director of Biomet at the time the Merger Agreement or Original Merger Agreement was negotiated and signed.

Claims Against Directors

There are shareholder derivative lawsuits pending against current and former directors and officers of Biomet relating to the Biomet’s historical stock option granting practices. If the merger is consummated, any such claims that are currently pending or that could be brought against such directors and officers of Biomet by current shareholders would likely be extinguished. For a further description of these shareholder derivative lawsuits see Biomet’s current report on Form 8-K filed with the SEC on May 25, 2007 and June 1, 2007.

(b) LVB, Purchaser and their Executive Officers, Directors and Affiliates.

The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in Sections 1, 2, 3, 4, 11 and 13 of the Offer to Purchase, which is being filed as Exhibit (a)(1), are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Amended and Restated Limited Guarantees

In connection with the Merger Agreement, each current equity investor in Holding is providing Biomet an amended and restated limited guarantee of payment of 25% of the termination fee payable by LVB, if any, and

LVB’s and Purchaser’s obligation for breach of the Merger Agreement, subject to the terms and limitations thereof, up to a maximum amount equal to $68.125 million, plus any amount payable by Biomet for reasonable out-of-pocket expenses (including reasonable fees of counsel) incurred by Biomet in any proceeding in which Biomet successfully defends against certain claims made by the investor regarding the limited guarantee. Each amended and restated limited guarantee will remain in full force and effect until the earliest of (1) the effective time of the Merger, (2) termination of the Merger Agreement in accordance with its terms by mutual consent of LVB and Biomet under circumstances set forth in the Merger Agreement in which LVB and Purchaser would not be obligated to pay the termination fee payable by LVB or otherwise make payments pursuant to the Merger Agreement, (3) June 7, 2009, provided that the limited guarantee will not terminate as to any claim for which notice has been given to the guarantor prior to June 7, 2009 until final resolution of such claim, and (4) 180 days after termination of the Merger Agreement pursuant to which LVB and Purchaser are obligated to make termination payments, provided that the limited guarantee will not terminate as to any claim for payments for which notice has been given to the respective guarantor prior to such 180th day until final resolution of such claim. However, if Biomet brings certain legal claims relating to certain provisions of a limited guarantee with respect to the Offer, the Merger and related transactions, then (1) the investor’s obligations under the limited guarantee may terminate, (2) the investor may be entitled to recover certain payments previously made to Biomet under the limited guarantee and (3) neither the investor nor certain other non-recourse parties (as defined in the limited guarantee) may be liable to Biomet with respect to the transactions contemplated by the Merger Agreement or under certain documents entered into in connection with the Offer or the Merger. The limited guarantee is Biomet’s sole recourse against each guarantor.

The Confidentiality Agreement

Biomet and each of the members of the Sponsor Group, or their respective affiliates, entered into confidentiality agreements, dated as of October 3, 2006 (the “Confidentiality Agreements”), in connection with the consideration of a possible negotiated transaction involving Biomet. Under the Confidentiality Agreements, the Sponsor Group parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning Biomet and the Sponsor Group agreed to certain “standstill” and employee non-solicitation provisions for the protection of Biomet. This summary of the Confidentiality Agreements does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreements, which have been filed as Exhibits (e)(25) through (e)(28) hereto and are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

After careful consideration by the Board, the Board unanimously adopted and declared advisable the Merger Agreement, the Offer and the Merger and other transactions contemplated thereby, and unanimously determined that the Offer and the Merger are in the best interests of Biomet and its shareholders. Accordingly, the Board unanimously recommends that shareholders tender their Shares into the Offer, or otherwise approve the Merger.

(b) Background and Reasons for the Recommendation.

Background of Merger

During the course of 2005, members of Biomet’s Board became increasingly concerned about lagging performance in certain of Biomet’s operations, including Biomet Trauma & Biomet Spine. At the Board’s September 2005 annual meeting, the independent members of the Board recommended that Biomet identify and hire a chief operating officer in order to address these concerns. The Board determined to consider this recommendation at its next regularly scheduled Board meeting in December 2005.

During the intervening months, the senior management of Biomet conducted an internal review of management and operations and developed recommendations for the Board to consider. Separately, independent members of the Board continued their discussions regarding Biomet’s performance and direction. Commencing in the Fall of 2005, members of the Board had periodic and informal meetings and discussions with representatives of Morgan Stanley & Co. Incorporated (“Morgan Stanley”) regarding Biomet’s strategic alternatives in light of the operational, managerial, board, market and industry dynamics confronting Biomet.

At the regularly scheduled December 2005 Board meeting, senior management provided the Board with its evaluation of the issues and opportunities facing Biomet and senior management’s recommendations regarding those matters. At the meeting, the Board appointed two chief operating officers, one for Biomet’s domestic operations and one for Biomet’s international operations. Both individuals came from within Biomet’s senior management. In addition, the Board discussed the need for more formal succession planning and also continued informal discussions regarding strategic alternatives.

In early 2006, Dane A. Miller, Ph.D., Biomet’s then President and CEO, was contacted by the Chairman and CEO of a potential strategic bidder, which we refer to as “Strategic Bidder 1.” Thereafter, Dr. Miller met with representatives of Strategic Bidder 1 to explore whether there was a basis for entering into a dialogue regarding a strategic transaction between the two companies. During the meeting, the parties did not reach agreement on a basis for entering into a dialogue regarding a strategic transaction between the two companies.

On March 21, 2006, Biomet announced third quarter results for fiscal 2006, which reflected continued underperformance in certain of Biomet’s operational divisions relative to both management and board expectations. Also on March 21, 2006, Dr. Miller and Mr. Noblitt met with the CEO of Smith & Nephew plc (“Smith & Nephew”) during the 2006 American Academy of Orthopaedic Surgeons conference in Chicago to discuss whether there was a basis for entering into a dialogue regarding a strategic combination between the two companies. Smith & Nephew indicated that it was not currently in a position to entertain such discussions. On March 21, 2006, given the preliminary nature of the discussions, neither Dr. Miller nor Mr. Noblitt had formed an opinion as to whether there was a basis for entering into a dialogue regarding a strategic combination between Biomet and Smith & Nephew.

At the Board’s regularly scheduled quarterly meeting on March 23 through March 25, 2006, members of the Board expressed continued dissatisfaction with the pace of improvement with respect to Biomet’s performance issues and opportunities. These discussions led to the resignation of Dr. Miller as President and CEO (although Dr. Miller maintained his seat on the Board until the annual meeting of shareholders in September 2006), the appointment of Daniel P. Hann as interim President and CEO and the engagement of Morgan Stanley to assist the Board and Biomet in a strategic review of Biomet’s business and alternatives for enhancing shareholder value. The Board also established a review committee of the Board to monitor the progress of the strategic review, including setting milestones for completing the review.

On or about April 4, 2006, news began to publicly leak that Biomet had engaged Morgan Stanley to assist Biomet in exploring strategic alternatives to enhance shareholder value. On April 3, 2006, the trading day prior to this information being leaked, the closing price per common share was $34.78. Biomet confirmed by way of a press release on April 6, 2006, that Morgan Stanley was assisting Biomet in exploring its strategic alternatives.

On May 3, 2006, after having previously discussed the matter with the review committee, Morgan Stanley reviewed strategic alternatives (and likely potential bidders as a part of an exploratory sale process) for Biomet with the Board at a special meeting, including (1) a recapitalization analysis, (2) a leveraged buyout analysis, (3) an analysis of Biomet as a standalone company and (4) an analysis of potential combinations of Biomet with various strategic parties.

During this meeting, the Board authorized representatives of the Board to accept an outstanding invitation to meet again with representatives of Strategic Bidder 1 to determine whether Strategic Bidder 1 was interested in a potential strategic transaction between the two companies. In addition, the Board authorized a management proposal to develop a five-year strategic business plan to be presented at the Board’s annual meeting in September 2006.

On May 15, 2006, Niles Noblitt and Dr. Scott Harrison, Biomet’s lead director, met with representatives of Strategic Bidder 1, but Strategic Bidder 1 did not advance a proposal regarding a potential transaction.

In May 2006, Dr. Miller discussed with one or more representatives of Kohlberg Kravis Roberts, Texas Pacific Group and a third private equity sponsor a potential transaction involving Biomet in which Dr. Miller would participate as an equity investor. Dr. Miller and these private equity sponsors entered into confidentiality agreements with respect to those discussions.

By late May 2006, Kohlberg Kravis Roberts, TPG and the third private equity sponsor had joined together to form a consortium that we refer to as the “Sponsor Group.” We refer to the third private equity sponsor, which was no longer part of the Sponsor Group at the time the Merger Agreement was signed, as “Financial Sponsor 1.”

In early June 2006, a representative of the Sponsor Group contacted a representative of Morgan Stanley to express an interest in engaging in discussions regarding a possible leveraged buyout of Biomet. During June 2006, Dr. Harrison engaged in follow-up discussions with the Sponsor Group to assess its level of interest.

On June 29, 2006, at the Board’s regularly scheduled quarterly meeting, the Board discussed the contacts between the Sponsor Group and Dr. Miller. Dr. Miller did not attend this meeting or any subsequent meeting of the Board. The Board determined to continue to evaluate the possibility of engaging in further discussions with the Sponsor Group on an ongoing basis.

On July 5, 2006, at a special telephonic meeting of the Board, Dr. Harrison reported that Strategic Bidder 1 indicated it would not make an offer for the acquisition of Biomet at that time. Dr. Harrison also reported that the Sponsor Group was interested in reviewing preliminary due diligence materials. The Board then adjourned the meeting until the next day.

On July 6, 2006, the Board reconvened its special telephonic meeting. A representative of Morgan Stanley reported that (1) the Sponsor Group had submitted a preliminary indication of interest that was in the $38 to $39 per share price range, (2) as directed by the Board, Morgan Stanley responded to the Sponsor Group that the offer was not within an acceptable range and (3) the Sponsor Group responded by indicating that it could get to a higher price, but that it required access to due diligence materials. After receiving a presentation from financial and legal advisors, and after thoroughly discussing various options with respect to responding to any potential bidders, the Board determined that it would not provide financial or any other due diligence information to the Sponsor Group or any other third parties until senior management completed its five-year strategic business plan and the Board completed a thorough and careful review of that plan.

On July 17, 2006, the Board received a letter from the Sponsor Group expressing disappointment that the Board did not want to move forward with a potential transaction until after the Board concluded its process with respect to its strategic business plan. This letter also confirmed the Sponsor Group’s interest in acquiring Biomet at a price in excess of $40 per share, subject to the Sponsor Group being given access to non-public information and successfully completing a due diligence investigation of Biomet. From and after this date through the middle of September, representatives of the Sponsor Group periodically contacted Biomet and its advisors to reiterate the Sponsor Group’s interest in pursuing a transaction and seeking to commence a diligence review.

On July 19, 2006, the Board convened a special telephonic meeting. Among other things, the Board approved the recommendation of the Nominating and Corporate Governance Committee to not include Dr. Miller in the slate of directors nominated for reelection at Biomet’s 2006 annual meeting of shareholders. The Board also discussed the July 17 letter from the Sponsor Group regarding its continued interest in acquiring Biomet.

On July 28, 2006, the Board convened a special telephonic meeting. Among other things, the Board approved the creation of an ad hoc committee of the Board to oversee the search for a permanent President and CEO.

In mid-September 2006, Morgan Stanley received confirmation from the Sponsor Group of its ongoing interest in putting forward an offer of greater than $40 per share for Biomet, subject to a successful completion of its due diligence review.

On September 21, 2006, the Board convened its annual meeting. During the meeting, management presented its five-year strategic business plan, which the Board discussed and analyzed with the assistance of Morgan Stanley. In addition to authorizing the implementation of the five-year strategic business plan and receiving an update on the search for a permanent President and CEO, the Board authorized Biomet to enter into (1) confidentiality agreements with the Sponsor Group and to provide it with preliminary financial due diligence information and (2) change in control agreements with its executive officers to provide for continuity of management in the event of a change in control of Biomet. Morgan Stanley also informed the Board that funds sponsored by The Blackstone Group and Goldman, Sachs & Co. had joined the other private equity firms in the Sponsor Group.

On September 21, 2006 two shareholder-derivative complaints were filed against Biomet’s current and former directors and officers related to Biomet’s stock-option grants. They assert a variety of claims including claims of unjust enrichment, breach of fiduciary duty, violations of Indiana Code § 23-1-35-1, abuse of control, gross mismanagement, waste of corporate assets, constructive fraud, and violation of the federal securities laws. They seek a variety of remedies, including an accounting, rescission, imposition of a constructive trust, and order directing Biomet to take necessary actions to reform and improve its corporate governance, equitable and injunctive relief impounding the proceeds of defendants’ trading activities, disgorgement of all profits and benefits from improper backdating of stock options grants, costs and disbursements of the action, punitive damages, and other equitable and injunctive relief as permitted by law. Pursuant to Indiana law, if the transaction is consummated, and Biomet’s current shareholders lose their status as shareholders, Biomet believes they would likely lose any ability to prosecute or partake of any recovery with regard to these suits.

On October 3, 2006, Mr. Hann, Charles E. Niemier (one of Biomet’s executive officers and directors at the time) and representatives of Morgan Stanley held an introductory meeting with representatives of the Sponsor Group. On October 5 and October 6, 2006, representatives of Biomet’s management team held due diligence meetings with representatives of the Sponsor Group. Thereafter, and continuing through December 17, 2006, management and Morgan Stanley held numerous additional due diligence meetings and follow-up sessions with representatives of the Sponsor Group.

In early October, Smith & Nephew contacted Morgan Stanley indicating it would be prepared to put forward an offer of $42 per share for Biomet, subject to the successful completion of its due diligence review. At that time, representatives of Morgan Stanley also contacted previously identified likely bidders to indicate that Biomet was conducting a due diligence process with potential buyers. One of the likely bidders, a strategic bidder which we refer to as “Strategic Bidder 2,” indicated an interest in participating in the process.

On October 9, 2006, the Board held a special telephonic meeting to discuss the contacts with other potential bidders and their expressions of interest. The Board also received a report that two shareholder derivative lawsuits had been filed in Kosciusko County Superior Court relating to Biomet’s historical stock option granting practices. Biomet disclosed these lawsuits in its quarterly report on Form 10-Q filed with the SEC on October 10, 2006.

On October 17, 2006, Mr. Hann, Mr. Noblitt and Dr. Harrison held separate meetings with both Strategic Bidder 2 and Smith & Nephew. Thereafter, Biomet entered into confidentiality agreements with each of Strategic Bidder 2 and Smith & Nephew. In early November, Biomet separately hosted an all-day management meeting with each of Strategic Bidder 2 and Smith & Nephew and in November and December, held numerous due diligence meetings and follow-up sessions with representatives of Smith & Nephew.

On October 18, 2006, the Board held a special telephonic meeting to review the status of discussions with each of the potential bidders for Biomet.

On November 2, 2006, the Board held a special telephonic meeting to discuss the strategic alternative review process with representatives of Morgan Stanley. The Board requested that Morgan Stanley provide a process timeline for the development of the various alternatives.

Also on November 2, 2006, Smith & Nephew, in response to market rumors, issued a press release confirming that Smith & Nephew had held “very preliminary talks” with Biomet, but that no agreement had been reached. In response to Smith & Nephew’s press release, Biomet announced in a press release also on November 2, 2006, that while Biomet had held a preliminary discussion with Smith & Nephew, as Smith & Nephew had stated in its press release, Biomet had not at that time made a determination that it was in Biomet’s best interests for it to engage in a transaction with any third party.

On November 7, 2006, the Board held a special telephonic meeting. Representatives of Morgan Stanley presented a process timeline for the Board’s review and discussion. The Board also established a committee called the Strategic Alternatives Committee to facilitate development of the strategic alternatives. The members of the Strategic Alternatives Committee are Niles Noblitt, Marilyn Tucker Quayle and C. Scott Harrison, M.D. The Strategic Alternatives Committee subsequently retained Simpson Thacher & Bartlett LLP (“Simpson Thacher”) to advise it in connection with its review.

The Board then received a briefing regarding the claims advanced in the two shareholder derivative lawsuits. The Board established a committee called the Special Litigation Committee charged with investigating the allegations and determining whether it was in the best interest of Biomet to pursue a remedy or to dismiss the lawsuits. The members of the Special Litigation Committee are Marilyn Tucker Quayle, Sandra A. Lamb and Jonathan Hiler. The Board decided that on balance it was in the best interests of Biomet to proceed with the bid process timeline, notwithstanding the commencement of the investigation into Biomet’s historical stock option granting practices by the Special Litigation Committee.

On November 10, 2006, on behalf of Biomet, Morgan Stanley sent to the three bidders a letter outlining the procedures for submitting a final bid for the acquisition of Biomet and establishing a due date of December 4, 2006. Pursuant to the bidding instructions, each bidder was asked to submit final comments to a draft Merger Agreement (to be provided at a later date), along with information regarding their plans for financing an acquisition of Biomet. Potential bidders were instructed not to contact management or discuss compensation or the terms of management’s equity participation in a potential transaction. Shortly thereafter, Strategic Bidder 2 informed Morgan Stanley that it was not in a position to proceed further.

On November 21, 2006, the Strategic Alternatives Committee held a telephonic meeting. The committee discussed different potential features of a transaction. The committee reviewed the status of the process with representatives of Morgan Stanley relative to the desired process timeline and reviewed the form of the proposed merger agreement to be distributed to potential bidders.

On November 22, 2006, Morgan Stanley circulated to the Sponsor Group and to Smith & Nephew an initial draft of the merger agreement. Each bidder was invited to contact Kirkland & Ellis LLP (“Kirkland & Ellis”), counsel to Biomet, in advance of the bid due date in order to discuss the non-financial terms of the merger agreement. The draft merger agreement reflected Biomet’s perspective that, among other things, (1) the transaction should not be contingent upon the receipt of financing, (2) the closing conditions and representations and warranties should be customary, (3) the Board must have the right to change its recommendation to its shareholders with respect to the transaction if failure to do so would be inconsistent with their fiduciary duties under applicable law, (4) the Board must be able to terminate the agreement if it received a superior proposal following execution of a definitive agreement and (5) the bidders should accept risk with respect to potential adverse developments which might arise from Biomet’s ongoing investigation into Biomet’s historical stock option granting practices (which was then at a preliminary stage).

On November 27, 2006, the Strategic Alternatives Committee held a telephonic meeting to review the status and timing of the process and the availability and timing of Biomet’s production of due diligence information.

The committee also discussed with legal counsel various considerations, focusing on timing and certainty with respect to the sale process and the issues uniquely presented by a Smith & Nephew bid, including London Stock Exchange and UK regulatory issues, potential antitrust issues and the requirement of Smith & Nephew’s shareholder approval. The committee determined that moving the bid due date to December 11, 2006 was in the best interests of Biomet. The following day, Morgan Stanley communicated the revised bid due date to the bidders.

On November 29, 2006, at the request of the Sponsor Group, the Strategic Alternatives Committee held a telephone conference with representatives of Morgan Stanley and members of the Sponsor Group in which the Sponsor Group described, among other things, the reasons for its interest in Biomet, areas of concern and its plan for the business. Separately, the Sponsor Group conveyed its disappointment in the timeline delay to Morgan Stanley.

On December 1, 2006, Cleary Gottlieb Steen Hamilton LLP (“Cleary Gottlieb”), counsel to the Sponsor Group, provided initial comments to the draft merger agreement to Kirkland & Ellis. On December 5, 2006, Kirkland & Ellis and Simpson Thacher contacted Cleary Gottlieb to discuss the Sponsor Group’s initial comments to the draft merger agreement. Biomet’s counsel focused on those comments in the Sponsor Group mark-up to the merger agreement that increased conditionality or decreased the certainty of closing and on the circumstances under which the Board could consider and accept superior offers and terminate the agreement, as well as other non-financial terms and conditions. Biomet’s counsel requested that the Sponsor Group improve a number of the non-financial terms and conditions of its proposed draft merger agreement in its bid.

On December 6, 2006, Morgan Stanley provided the initial draft of Biomet’s disclosure schedules to the merger agreement to each of the bidders.

On December 7, 2006, the Strategic Alternatives Committee held a telephonic meeting to review the status of the process. The committee considered whether to further extend the bid due date because the Special Litigation Committee’s investigation into Biomet’s historical stock option granting practices was still at a preliminary stage. The committee determined that resolving as soon as practicable the uncertainty surrounding Biomet as a result of the publicly announced review of strategic alternatives was in Biomet’s best interest, and that, on balance, a further postponement of the bid due date or halting of the bidding process pending completion of the recently launched investigation into Biomet’s historical stock option granting practices was more likely to have an adverse impact on the potential bidders’ willingness to submit bids. The committee also recommended that Biomet provide information to the bidders regarding the investigation into Biomet’s historical stock option granting practices as that investigation progressed and information became available.

On December 8, 2006, Kirkland & Ellis circulated a revised draft of the merger agreement to Cleary Gottlieb and discussed the disclosure schedules to the merger agreement and related diligence matters with Cleary Gottlieb.

Also on December 8, 2006, Kirkland & Ellis and Simpson Thacher contacted Smith & Nephew’s legal counsel to discuss the merger agreement sent to Smith & Nephew by Morgan Stanley on November 22, 2006 and to answer any questions that Smith & Nephew or its counsel had regarding the merger agreement in advance of the bid due date on the following Monday. Counsel to Smith & Nephew emphasized that it would not provide a heavy mark-up of the merger agreement, that it would address Biomet’s desire for certainty, that it would seek to significantly limit Biomet’s ability to consider or accept other offers and terminate the agreement and that Smith & Nephew would expect to be paid a high termination fee. Counsel discussed potential high-level issues with the agreement, including allocation of risk, antitrust issues and certain UK regulatory and London Stock Exchange requirements for the Merger, including the need for a vote of the shareholders of Smith & Nephew. However, Smith & Nephew’s legal counsel did not avail itself of the opportunity to provide a mark-up of the merger agreement in advance of the bid deadline for discussion with Biomet’s counsel.

On December 9, 2006, 42 of Biomet’s 54 distributors sent a letter to Biomet’s Board, with a copy to Smith & Nephew, stating their opposition to an acquisition of Biomet by Smith & Nephew. According to the December 9, 2006 letter sent by certain Biomet distributors to the board of directors of Biomet stating their opposition to an acquisition of Biomet by Smith & Nephew, the basis for such distributors’ opposition was that Biomet had a unique business culture and model and such distributors feared that Biomet’s unique business culture and model would not be reproduced in a new combined environment. Biomet did not respond to the letter.

On December 10, 2006, Biomet’s counsel, on behalf of Biomet, held a telephone conference with Cleary Gottlieb to respond to questions from Cleary Gottlieb regarding the revised draft of the merger agreement sent back to them on December 8, 2006. Again, Biomet’s counsel asked the Sponsor Group to improve a number of the non-financial terms and reduce conditionality, narrow the scope of representations and warranties, expand the exceptions to the material adverse effect definition and provide more latitude for the Board to respond to offers regarding alternative transactions, among other provisions.

On December 11, 2006, the bid deadline, Biomet received a written bid proposal, including final comments to the merger agreement and debt and equity commitment letters, from the Sponsor Group. Biomet also received initial comments to the merger agreement from Smith & Nephew, but did not receive a bid proposal or debt commitment letter. The Sponsor Group’s proposal for the acquisition of Biomet was $43 per share.

On December 13, 2006, Biomet received a written bid proposal, including a “highly confident” letter from four financing sources describing its debt financing proposal (but not a debt commitment letter), from Smith & Nephew. Smith & Nephew’s bid proposal requested a termination fee equal to 4.0% of the deal value (i.e., approximately $435 million) and offered a reverse termination fee payable to Biomet equal to 1.0% of Smith & Nephew’s market capitalization (i.e., approximately $89 million). The bid proposal also contained redacted unsigned drafts of financing agreements which, when considered in combination with the “highly confident” letter, Biomet determined to represent a more conditional commitment than the debt commitments provided by the Sponsor Group. Smith & Nephew’s per share consideration proposed for the acquisition of Biomet was $45 per share.

On December 13, 2006, Kirkland & Ellis and Simpson Thacher contacted the Sponsor Group’s legal counsel and Smith & Nephew’s legal counsel to clarify their respective comments to the draft merger agreement. Both indicated a desire to complete and sign the merger agreement by the following week.

On the evening of December 13, 2006, a telephonic meeting of the Strategic Alternatives Committee was convened to discuss the two bid proposals received by Biomet. Representatives of Morgan Stanley, Kirkland & Ellis and Simpson Thacher participated in the meeting and reviewed for the Strategic Alternatives Committee the risks associated with a potential transaction with each bidder, including the respective outside dates proposed for termination of the merger agreement in the event a transaction had not yet been completed. The committee considered the potential impact on Biomet’s operations of announcing a transaction with a competitor and certain additional risks associated with completing a transaction with Smith & Nephew, including interloper risk (the risk that a competitor would emerge seeking to acquire Smith & Nephew and interfere with a transaction between Smith & Nephew and Biomet), Smith & Nephew’s need for its own shareholder approval, the antitrust risk associated with combining with a competitor and certain London Stock Exchange reporting and re-listing requirements. The interloper risk associated with agreeing to a transaction with Smith & Nephew was the result of public speculation that a particular strategic investor might seek to acquire Smith & Nephew. With respect to the potential impact on Biomet’s operations from announcing a transaction with Smith & Nephew, the committee discussed the receipt of the letters from certain distributors opposing a transaction with Smith & Nephew. Next, the legal advisors participating in the meeting reviewed the draft contracts submitted by the two bidders. It was noted that Smith & Nephew’s contract was significantly less favorable to Biomet than that submitted by the Sponsor Group. During discussions regarding the Sponsor Group proposal, it was also noted that the Sponsor Group agreed, subject to certain conditions, to draw down on bridge financing to close a transaction if certain financial statements of Biomet customarily required for high yield financing were unavailable by a certain date.

The Strategic Alternatives Committee requested that Morgan Stanley ascertain whether the Sponsor Group would be willing to increase the per share merger consideration of its offer, and requested that legal counsel continue to seek an improvement in the non-financial terms and conditions offered by both bidders. With respect to Smith & Nephew, in particular, the committee requested more information regarding the proposed financing and asked legal counsel to seek confirmation of the manner in which Smith & Nephew would be willing to assume any antitrust risk, as well as improvement in the other non-financial terms and conditions to provide more certainty, less conditionality and greater flexibility for the Board to respond to offers for alternative transactions.

On the morning of December 14, 2006, the Sponsor Group indicated to Morgan Stanley that it was prepared to increase its offer to $44.00 per share, but that $44 per share was its “best and final” offer.

Later that day, the Board convened a meeting to discuss, among other things, the preliminary report of the Special Litigation Committee and a report from the Strategic Alternatives Committee. After receiving a briefing from the Special Litigation Committee, the Board asked the Special Litigation Committee to make its advisors available to each of the bidders to provide a briefing on the status of their work and findings no later than December 15, 2006.

Next, the Strategic Alternatives Committee provided a report to the Board in which representatives of Morgan Stanley reviewed the two bid proposals, including the proposed financing for each. Kirkland & Ellis and Simpson Thacher then reviewed certain terms proposed in the merger agreement by each bidder and discussed the relative advantages and disadvantages of these terms. Throughout the discussion the Board engaged in an in-depth discussion with representatives of Morgan Stanley, Kirkland & Ellis and Simpson Thacher concerning, among other things, the price offered by each bidder, the merger agreement terms offered by each bidder and the potential probability of successfully closing a transaction with each bidder, as well as the relative risks associated with completing any transaction or continuing as a standalone company. Representatives of Morgan Stanley made a formal presentation to Biomet’s board and discussed in detail its preliminary views and analysis of the consideration to be received by holders of Biomet’s Shares. The members of the Board each received a copy of the presentation by Morgan Stanley. In addition, Mr. Hann confirmed to the Board that members of management had not negotiated with or agreed to any arrangements regarding future employment with either bidder or the terms of management’s equity participation in a potential transaction with the Sponsor Group. The Board agreed to reconvene the meeting on December 15, 2006 to further discuss and deliberate on the bids and to receive any further updates from its advisors regarding the two bids. Following the Strategic Alternatives Committee report, the Board discussed the relative advantages and disadvantages of remaining a standalone company and each of the two bids.

Later on December 14, 2006, at the request of Biomet, Morgan Stanley requested in a discussion with Smith & Nephew’s financial advisors that Smith & Nephew increase the per share Merger consideration of its offer. In response, Morgan Stanley was advised that Smith & Nephew’s $45 per share offer was its “best and final” offer.

In the morning of December 15, 2006, the Strategic Alternatives Committee convened a meeting at the offices of Kirkland & Ellis where it continued to discuss with legal counsel certain differences between the bids submitted by the Sponsor Group and Smith & Nephew, including the requirement that the transaction be approved by Smith & Nephew’s shareholders, the difficulty of entering into a binding agreement acceptable to the parties pursuant to which Smith & Nephew would bear the risk of gaining antitrust clearance, the fact that Smith & Nephew had the right to change its recommendation that its shareholders vote in favor of the transaction if it would be inconsistent with its directors’ fiduciary duties while Biomet did not have the flexibility to do so without giving rise to a termination right of Smith & Nephew, the disparity between the termination fee being requested of Biomet by Smith & Nephew and what it was willing to offer in the event its board no longer supported the transaction, the increased conditionality of the financing papers provided by Smith & Nephew and other non-financial terms and conditions that were less favorable to Biomet than those being offered by the Sponsor Group. After further discussion, the committee recommended that negotiations continue with both bidders, but with a focus on developing the Sponsor Group bid.

Later on December 15, 2006, the Board convened a meeting to, among other things, continue its discussion and review of the two bids. Kirkland & Ellis and Simpson Thacher reviewed with the Board a presentation comparing various details of each of the bids submitted by the two bidders. The Board noted that, while Smith & Nephew’s proposed purchase price of $45 per share exceeded the $44 per share purchase price proposed by the Sponsor Group, there were several risks, uncertainties and other disadvantages associated with Smith & Nephew’s bid that were not present in the Sponsor Group’s bid. The Board’s discussion included, among other things, a discussion regarding (1) whether to postpone the process in light of potential uncertainty or delay arising from the preliminary state of the investigation into Biomet’s historical stock option granting practices, (2) the risk that antitrust or other competition laws could delay or prevent successful completion of a transaction with Smith & Nephew, (3) Smith & Nephew’s proposed financing for the transaction and the relative uncertainty of this financing compared to the more certain financing commitments provided by the Sponsor Group (including the Sponsor Group’s commitment to close into bridge financing under certain specified circumstances), (4) the risk that the shareholder vote required by Smith & Nephew would delay or prevent the successful completion of a transaction, (5) the potential that Smith & Nephew’s bid for Biomet would make Smith & Nephew an acquisition target of a third party, (6) the potential impact on Biomet’s operations of announcing a transaction with Smith & Nephew, as evidenced by the letters from certain Biomet distributors opposing a transaction with Smith & Nephew, (7) the more onerous merger agreement terms proposed by Smith & Nephew compared to the terms proposed by the Sponsor Group, including certain additional representations and warranties, closing conditions, covenants and termination provisions and the large termination fee required by Smith & Nephew, (8) the financial analysis and presentations delivered by Morgan Stanley with respect to each bid, and (9) the likelihood and value of other potential alternatives to Biomet. The Board also discussed the fact that some of these and other additional risks and uncertainties contained in Smith & Nephew’s bid were inherent to Smith & Nephew’s operations, identity and corporate structure, while others were a product of the terms of Smith & Nephew’s proposal.

On December 15, 2006, counsel to the Special Litigation Committee held separate telephone conferences and webcasts for both bidders reviewing the information presented to the Board the previous day regarding the status of the investigation into Biomet’s historical stock option granting practices.

Also on December 15, 2006, Morgan Stanley, Kirkland & Ellis and Simpson Thacher held telephone conferences with Smith & Nephew and its advisors to further understand the requirements of Smith & Nephew’s shareholder approval process, financing arrangements and proposal regarding antitrust matters.

On the evening of December 15, 2006, Morgan Stanley called both bidders to confirm the bases under which the bidders would move forward with a transaction. Both bidders confirmed their continued interest and desire to announce a deal the next week. In addition, Smith & Nephew requested a number of additional due diligence materials.

On the night of December 15, 2006, Kirkland & Ellis circulated comments to the Sponsor Group’s counsel relating to the financing sections of the merger agreement.

On December 16, 2006, Kirkland & Ellis also circulated a revised draft of the merger agreement to Smith & Nephew’s counsel responding to the contract provided by Smith & Nephew with its bid.

Beginning on the morning of December 16, 2006 and ending on the morning of December 18, 2006, Kirkland & Ellis, Simpson Thacher and the Sponsor Group’s counsel, along with Biomet management, engaged in negotiations with the Sponsor Group and its counsel in an attempt to reach an agreement on the terms of the merger agreement, equity and debt commitment letters and limited guarantee.

On December 16, 2006, the Board convened a special telephonic meeting. Morgan Stanley reported to the Board that Financial Sponsor 1 had dropped out of the Sponsor Group, but that the remaining members of the Sponsor Group reaffirmed their desire to move forward without Financial Sponsor 1. Morgan Stanley also reported that Smith & Nephew continued to make due diligence inquiries. Kirkland & Ellis discussed with the Board the current status of negotiations with the Sponsor Group, including the Sponsor Group’s request to extend by one month the deadline for when it would be required to close the potential transaction using bridge financing. Kirkland & Ellis and Simpson Thacher also reviewed with the Board other potential advantages and disadvantages of the Sponsor Group’s bid compared to Smith & Nephew’s bid.

On the morning of December 17, 2006, Morgan Stanley spoke to Smith & Nephew and its advisors to clarify the terms of Smith & Nephew’s intended financing and to request again that Smith & Nephew provide greater financing certainty.

On the evening of December 17, 2006, the Strategic Alternatives Committee convened a telephonic meeting during which the members of the committee discussed with Simpson Thacher and Kirkland & Ellis the status of the negotiations with the Sponsor Group and Smith & Nephew. Morgan Stanley reported that Smith & Nephew continued to make due diligence inquiries and had asked to schedule a meeting with Mr. Hann in the upcoming week, but had not otherwise advanced negotiations on the proposed merger agreement. Kirkland & Ellis then reported that negotiations with the Sponsor Group were nearly complete and summarized the changes in the non-financial terms and conditions arising from the negotiations over the course of the last day. The committee then discussed the advantages and disadvantages of the Sponsor Group’s proposal, and noted that the fairness opinion of Morgan Stanley was anticipated to be delivered at the special meeting of the Board immediately to follow. After further discussion, the committee unanimously resolved to recommend to the Board the approval and adoption of the merger agreement with the Sponsor Group.

Beginning late in the evening on December 17, 2006 and ending in the early morning on December 18, 2006, Biomet’s Board convened a special meeting to consider whether to approve the transaction being proposed by the Sponsor Group. During the meeting, Morgan Stanley reported that Smith & Nephew continued to make due diligence inquiries and had asked to schedule a meeting with Mr. Hann in the upcoming week, but had not otherwise advanced negotiations on the proposed merger agreement. In contrast, Kirkland & Ellis and Morgan Stanley reported that negotiations with the Sponsor Group had continued and were near completion. Kirkland & Ellis and Simpson Thacher then led a discussion with the Board regarding certain provisions of the proposed merger agreement with the Sponsor Group, including the financing commitments, the closing conditions (including the requirement that certain financial information be delivered to the Sponsor Group and publicly disclosed prior to the Sponsor Group drawing down on the bridge financing), the no-shop covenants precluding Biomet and its representatives from soliciting alternative transaction proposals, the termination rights, the termination fee provisions, the scope of the representations and warranties, the definition of material adverse effect and the covenants (including Biomet’s financial reporting requirements). These provisions were then compared to the initial bid draft of the merger agreement and to the draft of the merger agreement submitted by Smith & Nephew. The Board then asked about and discussed the process, filings, information deliveries, approvals, risks and timing under different scenarios required for closing. Kirkland & Ellis asked the directors to reconfirm to the Board whether or not they had any conflicts of interest. Mr. Noblitt noted that his wife held a small portion of her overall investments through Goldman Sachs & Co. and its affiliated funds. The board discussed the disclosure, deemed the investments financially immaterial to Mr. Noblitt, and approved the transaction.

Morgan Stanley reviewed for the Board its financial analysis of the Sponsor Group’s proposed transaction. Morgan Stanley then orally delivered the opinion of Morgan Stanley, subsequently confirmed in writing, that as of December 17, 2006, and based on and subject to the various considerations, assumptions and limitations set forth in its written opinion, the consideration of $44.00 per share to be received by holders of Biomet Shares in accordance with the merger agreement was fair from a financial point of view to such shareholders. For more information on Morgan Stanley’s opinion see Biomet’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 24, 2007. The Strategic Alternatives Committee also delivered its recommendation to the Board that the Sponsor Group proposal be approved and adopted. Following these presentations, the Board discussed at length the proposed transaction with the Sponsor Group, the timing and risks under different scenarios as well as the alternatives to a transaction, including continuing to operate Biomet on a standalone basis and the risks associated with such alternatives. The Board then provided guidance to its legal counsel on the resolution of the remaining open issues on the merger agreement. Thereafter, the Board determined that a transaction with the Sponsor Group was in the best interests of Biomet and its shareholders and voted unanimously to approve the transaction with the Sponsor Group. Finally, the disinterested directors of Biomet (i.e., all directors other than the two employees of Biomet) also voted unanimously to approve the transaction with the Sponsor Group.

On the morning of December 18, 2006, Biomet, LVB and Purchaser executed the Original Merger Agreement. Shortly thereafter, Morgan Stanley, on behalf of Biomet, contacted Smith & Nephew to inform them that Biomet had executed the Original Merger Agreement with LVB and the process with respect to Smith & Nephew’s bid would be terminated pursuant to the terms of the Original Merger Agreement. Prior to the opening of trading on NASDAQ on December 18, 2006, Biomet and the Sponsor Group issued a joint press release announcing commencement of the transaction.

Following December 18, 2006, the Sponsor Group, Biomet and their respective advisors began to prepare for the anticipated closing of the transaction pursuant to the Original Merger Agreement, including by working on the proxy statement relating to the special meeting of Biomet shareholders to approve the transaction, drafting disclosure and definitive documentation for the debt financing for the merger contemplated by the Original Merger Agreement and coordinating with respect to, and making required filings under, the Hart-Scott-Rodino Antitrust Improvement Act of 1976, or the HSR Act. Also following December 18, 2006, representatives of Biomet, the Sponsor Group and their respective legal counsels were in frequent and extensive contact concerning a wide variety of matters and ongoing developments with respect to Biomet’s business and operations, including the preliminary and final publicly-disclosed reports by the Special Litigation Committee, the decision by Biomet to restate its historical financial statements and the expected timing anticipated to complete such restatements, developments with respect to the various commercial arrangements involving Biomet, including Biomet’s distributors, litigation developments with respect to Biomet and various management changes at Biomet.

On January 17, 2007, the parties filed the required notifications and reports under the HSR Act with the Federal Trade Commission. Following this filing Biomet, the Sponsor Group and Cleary Gottlieb worked together to facilitate early termination of the waiting period under the HSR Act which was granted by Department of Justice on February 15, 2007.

On January 31, 2007, Biomet filed its preliminary proxy statement relating to the Original Merger Agreement. Thereafter, legal counsel to each of Biomet and the Sponsor Group were consulted regarding the responses to comments received from staff of the SEC.

On February 15, 2007, the parties were granted early termination of the waiting period under the HSR Act for the proposed merger contemplated by the Original Merger Agreement and related transactions.

On February 20, 2007, March 21, 2007 and April 13, 2007, Biomet responded to comments from staff of the SEC relating to the preliminary proxy statement.

On February 26, 2007, Biomet announced the appointment of Jeffrey R. Binder as President and Chief Executive Officer and as a member of Biomet’s Board.

On March 22, 2007 and March 23, 2007, Biomet’s Board convened its quarterly meeting. During the meetings, the Board discussed the status of the proposed transaction with the Sponsor Group. In addition, the Board discussed an updated report from the Special Litigation Committee which was later supplemented by the final report of the Special Litigation Committee received and discussed by the Board on May 25, 2007. During the following week members of the Board and Biomet management took steps to consider and implement certain remedial actions in response to the Special Litigation Committee’s investigation.

On March 29, 2007, in response to the Special Litigation Committee’s preliminary report all current members of Biomet’s Board agreed that, with respect to misdated or mispriced stock option awards to such current directors on or after January 1, 1996 which had not yet been exercised, the exercise price of such unexercised stock option awards would be increased to the fair market value of Biomet’s Shares on the measurement date applicable to such awards. In addition, in light of the Special Litigation Committee’s findings, which were announced on March 30, 2007, on March 30, 2007, Gregory D. Hartman retired as Senior Vice President—Finance, Chief Financial Officer and Treasurer, and Daniel P. Hann retired as Executive Vice President of Administration and a Director of Biomet. On March 30, 2007, Biomet also announced the appointment of J. Pat Richardson as Vice President—Finance, Treasurer and Interim Chief Financial Officer.

On April 24, 2007, Biomet filed the definitive Proxy Statement with the SEC, which also served as notice of the special meeting of Biomet shareholders to take place on June 8, 2007 for the purpose of approving the Original Merger Agreement, and thereafter began on April 25, 2007 to mail such Proxy Statement to its shareholders.

Beginning May 9, 2007 and on various dates thereafter, representatives of each of the Sponsor Group, Cleary Gottlieb, Kirkland & Ellis and Georgeson Inc.—Biomet’s proxy solicitor (“Georgeson”), engaged in telephone conferences to discuss the proxy solicitation process that had been undertaken as of that date. During the week of May 21, 2007, representatives of each of the Sponsor Group, Biomet and their respective legal counsels held discussions and shared information concerning a telephone conversation with respect to the transactions contemplated by the Original Merger Agreement that Biomet then had on May 24, 2007 with Institutional Shareholder Services (“ISS”), a proxy advisory firm.

On May 14, 2007, Biomet announced the appointment of Daniel P. Florin as Senior Vice President and Chief Financial Officer to become effective June 5, 2007.

During the period from May 18, 2007 through May 30, 2007 the parties and their counsel held a series of telephone conferences relating to the proposed financing of the merger and the other transactions contemplated by the Original Merger Agreement.

On May 25, 2007 Biomet’s board of directors received the final report of the Special Litigation Committee and issued a press release concerning its findings. Later in the day representatives of Biomet and the Sponsor Group discussed the telephone conference held by Biomet with representatives of ISS the previous day.

On May 29, 2007 Biomet filed with the SEC its amended and restated annual report on Form 10-K/A for the fiscal year ended May 31, 2006, completing the restatement of its historical annual financial statements for the periods covered thereby.

During the last weeks of May 2007, two proxy advisory firms, ISS and Proxy Governance, Inc., issued reports recommending that shareholders vote against the Original Merger Agreement. A third institutional investor proxy advisory firm, Glass Lewis & Co., issued a report recommending that shareholders vote in favor of the Original Merger Agreement. During this same period, Georgeson was contacted by various Biomet shareholders to express their views regarding the Original Merger Agreement.

On May 30, 2007, at the request of the Sponsor Group, representatives of Biomet held a telephone conference with representatives of Morgan Stanley, Georgeson and representatives of the Sponsor Group in which Georgeson described, among other things, the status of the proxy solicitation process with respect to the Original Merger Agreement. During the call representatives from Georgeson noted the recent trading volume in Biomet’s Shares and discussed the potential impact of this trading on the upcoming special meeting of shareholders to approve the Original Merger Agreement. In particular the group discussed the possibility that shareholders who sold their shares in the open market after the April 20, 2007 record date would fail to cast votes in the upcoming June 8, 2007 special meeting, and furthermore that votes that were not cast in the meeting had the same effect as a vote against the Original Merger Agreement. During this telephone conference, representatives of the Sponsor Group and Biomet discussed whether it might be necessary for the Sponsor Group to modify the Original Merger Agreement in order to obtain the requisite shareholder vote necessary to consummate the acquisition of Biomet.

On May 31, 2007, counsel to Biomet and counsel to the Sponsor Group entered into a memorandum of understanding regarding the proposed settlement of class action lawsuits that were filed on behalf of Biomet’s shareholders following the announcement of the merger contemplated by the Original Merger Agreement.

Also on May 31, 2007, representatives of the Sponsor Group contacted representatives of Biomet to discuss potential revisions to the transaction structure contemplated by the Original Merger Agreement. One such possible change that the Sponsor Group indicated it was considering was a tender offer structure in which the Sponsor Group would make an offer directly to the shareholders of Biomet. Representatives of Biomet affirmed that if the structure of the Original Merger Agreement was to be revised, any such revisions would need to deliver superior value to Biomet’s shareholders in a more efficient and more immediate fashion than the process provided by the Original Merger Agreement, and that any such revisions would need to provide greater certainty and visibility to completion of the transaction. During the call representatives from the Sponsor Group emphasized that they were not at that time proposing any increase in the per share purchase price.

On June 1, June 2 and June 3, 2007, Cleary Gottlieb, Kirkland & Ellis and Simpson Thacher held further discussions concerning the proposed restructuring of the Sponsor Group’s acquisition of Biomet and the timing of any proposal that the Sponsor Group might decide to make to the Biomet board of directors with respect thereto. Representatives of the Sponsor Group also discussed these matters with representatives of Morgan Stanley during this period.

On the morning of June 4, 2007, Biomet filed with the SEC its amended and restated quarterly report on Form 10-Q/A for the period ended August 31, 2006. Later that day, Biomet filed with the SEC its quarterly reports on Form 10-Q for the periods ended November 30, 2006 and February 28, 2007.

In the afternoon of June 4, 2007, a telephonic meeting of the Strategic Alternatives Committee was convened to discuss the proposed amendments to the Original Merger Agreement. Representatives from Morgan Stanley, Kirkland & Ellis, Simpson Thacher and the Sponsor Group, participated in the meeting. Representatives from the Sponsor Group presented to the Strategic Alternatives Committee a revised transaction structure under which Purchaser would make a tender offer for any and all of Biomet’s outstanding shares at $46.00 per share, with such an offer conditioned on the receipt by Purchaser of at least 75% of Biomet’s outstanding shares and Biomet’s agreement not to declare or pay its annual dividend to shareholders. Representatives from the Sponsor Group asserted that they had no intention of raising their price above $46.00 per share. Furthermore, the Sponsor Group indicated a desire to complete and sign the Merger Agreement prior to the originally scheduled shareholder meeting on June 8, 2007. Following this presentation Morgan Stanley and the Sponsor Group’s representatives were excused from the meeting. The Strategic Alternatives Committee then discussed the potential advantages and disadvantages to the proposed change in structure.

Later in the day on June 4, 2007, Biomet’s Board of Directors held a telephonic meeting. During the meeting members of the board discussed the Sponsor Group’s proposal to amend and restate the Original Merger Agreement with Morgan Stanley, Kirkland & Ellis and Simpson Thacher. Following a discussion of the Sponsor Group’s proposal, Morgan Stanley was excused from the meeting. The board of directors then discussed potential advantages and disadvantages of the Sponsor Group’s proposal. After further discussion, the board of directors recommended that negotiations continue with the Sponsor Group.

Later that night, representatives of Biomet indicated to the Sponsor Group that it wished to proceed with its consideration of the revised transaction proposed by the Sponsor Group, and Kirkland & Ellis delivered a draft of the proposed Merger Agreement to Cleary Gottlieb.

On June 5, 2007 and June 6, 2007, pursuant to discussions between Biomet and the Sponsor Group, Biomet’s Compensation and Stock Option Committee held a meeting and passed resolutions relating to certain matters involving compensation of Biomet officers, employees and consultants, including among other things, the adjustment of certain misdated or mispriced stock option awards and ratifications of certain changes in control agreements, consulting agreements and other executive compensation and equity incentive arrangements. In addition, the Compensation and Stock Option Committee approved and/or ratified, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, certain compensatory arrangements including:

•

all distributor agreements, including the equity award arrangements described therein, entered into between Biomet and its distributors as of June 6, 2007 or to be entered into prior to the Share Purchase Date;

•	those change in control agreements entered into as of September 20, 2006 between Biomet and certain executives;

•	the retirement and consulting agreements entered into as of March 30, 2007 between Biomet and each of Daniel P. Hann and Gregory T. Hartman respectively;

•	the separation and retirement agreements between Biomet and Garry L. England dated May 31, 2007 and Charles E. Niemier dated June 6, 2007;

•

the adjustment of the per-share exercise price of certain misdated or mispriced stock option awards and cash payment to holders of such options described in Item 2 “Identity and Background of Filing Person;” and

•

that upon the Share Purchase Date, outstanding options shall be canceled and the holder of each such option shall receive in exchange therefor for a cash payment described in Item 2 “Identity and Background of the Filing Person” above.

Throughout the day on June 5, 2007, and June 6, 2007, the parties and their legal counsel focused on revising the Original Merger Agreement and limited sponsor guarantees to reflect the change in structure and other agreed upon terms. During this same period the parties and their legal counsel engaged in a series of conversations to reach agreement on the equity and debt commitment letters to be delivered in connection with the amended and restated Merger Agreement.

On June 6, 2007, Biomet announced its separation and retirement agreement with Garry L. England, pursuant to which he retired as Chief Operating Officer—Domestic Operations effective as of May 31, 2007. On June 6, 2007, Biomet also announced its separation and retirement agreement with Charles E. Niemier, pursuant to which he will retire as Senior Vice President, Biomet, Inc. and Senior Vice President, Biomet International and Corporate Relations effective as of June 18, 2007. Mr. Niemier will remain with Biomet as a Class III member of the Board.

On June 6, 2007, the Board convened a special telephonic meeting to consider the requested change in structure. Kirkland & Ellis then summarized for the Board certain provisions of the proposed Merger Agreement with the Sponsor Group that had changed from the Original Merger Agreement, including the change in structure of the transaction, certain new conditions in the Merger Agreement such as a financing condition and minimum number of shares required to be tendered for the Offer to be completed, the financing commitments, the subsequent offering period and Top-Up Option provided for in connection with the tender offer, the termination rights and the termination fee provisions.

Morgan Stanley reviewed for the Board its financial analysis of the Sponsor Group’s revised proposal. Morgan Stanley then orally delivered the opinion of Morgan Stanley, subsequently confirmed in writing, that as of June 6, 2007, and based on and subject to the various considerations, assumptions and limitations set forth in its written opinion, the consideration of $46.00 per share to be received by holders of Biomet Shares in accordance with the Merger Agreement was fair from a financial point of view to such shareholders.

Following these presentations, the Board discussed the terms of the Sponsor Group’s revised proposal, the timing and risks under the Original Merger Agreement as compared with the proposed amended and restated Merger Agreement, and the risks associated with, and likelihood of completion of, such alternatives. Kirkland & Ellis asked the directors to reconfirm to the Board whether or not they had any conflicts of interest. Mr. Noblitt noted that his wife held a small portion of her overall investments through Goldman Sachs & Co. and its affiliated funds. The board discussed the disclosure, deemed the investments financially immaterial to Mr. Noblitt, and approved the transaction. Thereafter, the Board determined that entering into the amended and restated Merger Agreement with the Sponsor Group was in the best interests of Biomet and its shareholders and voted unanimously to approve the transaction with the Sponsor Group. Finally, the disinterested directors of Biomet (i.e., all directors other than the two employees of Biomet) also voted unanimously to approve the amended and restated Merger Agreement with the Sponsor Group.

On the morning of June 7, 2007, Biomet, LVB and Purchaser executed the amended and restated Merger Agreement. Prior to the opening of trading on NASDAQ on June 7, 2007, Biomet and the Sponsor Group issued a joint press release announcing the amended and restated Merger Agreement.

From June 7 through June 13, 2007, Kirkland & Ellis, Simpson Thacher and Cleary Gottlieb, along with Biomet management and the Sponsor Group, were in frequent contact regarding, and coordinated with one another concerning, this Statement and the Offer to Purchase.

Reasons for the Recommendation

The Original Merger Agreement

In reaching its decision to unanimously adopt the Original Merger Agreement and declare advisable the Original Merger Agreement and the Original Merger and related transactions, and its unanimous determination that the Original Merger was in the best interests of Biomet and its shareholders and to unanimously recommend that Biomet’s shareholders vote to approve the Original Merger Agreement, the Board consulted with management and its financial and legal advisors. The Board considered the following factors and potential benefits of the Original Merger, each of which it believed supported its decision:

•

the then current and historical market prices of Biomet’s Shares, and the fact that the $44.00 per Share to be paid for each Biomet Share in the Original Merger represented a premium to those historical trading prices—a premium of approximately:

•

27% over Biomet’s closing price on April 3, 2006, the trading day prior to public speculation of Biomet executing a significant transaction, which was subsequently confirmed by Biomet on April 6, 2006 when it announced that it had retained Morgan Stanley to assist it in exploring strategic alternatives; and

•	45% over Biomet’s 52-week low closing price on July 14, 2006.

•

the possible alternatives to the sale of Biomet, including continuing to operate Biomet on a stand-alone basis, and the risks associated with such alternatives, each of which the Board determined not to pursue in light of its belief, and the belief of Biomet’s management, that the Original Merger was in the best interests of Biomet and its shareholders;

•	the evaluation by the Board of Biomet’s five-year strategic business plan, as well as the execution risks related to achieving that plan, compared to the risks and benefits of the transaction;

•	the business, operations, management, financial condition, earnings and cash flows of Biomet on a historical and prospective basis;

•

the review of strategic alternatives conducted by Biomet with the assistance of Morgan Stanley, which involved publicizing Biomet’s review of strategic alternatives, engaging in discussions with four parties to determine their potential interest in a business combination transaction with Biomet, entering into confidentiality agreements with three parties and the receipt of two definitive proposals to acquire Biomet;

•	from at least fiscal 2005, Biomet underperformed and has continued to underperform its peer group in terms of median sales and earnings growth;

•

the judgment of Biomet’s Board that extending the process by continuing or entering into negotiations with any other parties, including Smith & Nephew, would extend the uncertainty that was becoming increasingly disruptive to Biomet’s operations and subject Biomet to significant additional negotiation and risks, including endangering the offer received from the Sponsor Group;

•	the fact that the Original Merger consideration was all cash, which provides Biomet’s shareholders with certainty of value for their Shares;

•

the presentation of Morgan Stanley, including its opinion that, as of the date of its opinion and based upon and subject to the various considerations, assumptions and limitations set forth in its written opinion, the consideration of $44.00 per Share to be received by holders of Biomet Shares in accordance with the Original Merger Agreement was fair from a financial point of view to such shareholders;

•

the then current and prospective environment in which we operate, including national economic conditions, the competitive environment in Biomet’s industry generally, the trend towards consolidation in Biomet’s industry, the evolving regulatory environment and the likely effect of these factors on us;

•	the terms of the Original Merger Agreement, including without limitation:

•

the limited number and nature of the conditions to LVB and Purchaser’s obligation to consummate the Original Merger and the limited risk of non-satisfaction of such conditions, including that for purposes of the Original Merger Agreement a “material adverse effect” on Biomet did not include circumstances resulting from certain carve-outs to the definition of “material adverse effect”;

•

the provisions of the Original Merger Agreement which allocated risk with respect to developments arising out of the review into Biomet’s historical stock option granting practices to the Sponsor Group;

•

the provisions of the Original Merger Agreement that allowed the Board, under certain limited circumstances where failure to take such actions would be inconsistent with its fiduciary duties under applicable law, to change its recommendation that Biomet shareholders vote in favor of the approval of the Original Merger Agreement;

•

the provisions of the Original Merger Agreement that allowed Biomet, under certain limited circumstances where failure to take such actions would be inconsistent with the fiduciary duties of its directors under applicable law, to furnish information to and conduct negotiations with third parties;

•

the provisions of the Original Merger Agreement that allowed Biomet, under certain limited circumstances where failure to take such actions would be inconsistent with the Board’s fiduciary duties under applicable law, to terminate the Original Merger Agreement in order to accept a Superior Proposal (subject to negotiating with LVB in good faith and paying to LVB the $272.5 million termination fee);

•

the conclusion of the Board that both the $272.5 million termination fee (and the circumstances when such fee is payable) and the requirement to reimburse LVB for certain expenses, up to a limit of $40 million, in the event that the Original Merger Agreement was terminated because Biomet’s shareholders fail to approve the Original Merger Agreement at the special meeting or any adjournment thereof at which it was voted on and a termination fee was not otherwise payable at the time of such termination, were reasonable in light of the benefits of the Original Merger, the auction process conducted by Biomet with the assistance of Morgan Stanley and commercial practice;

•

the obligation of LVB to pay to Biomet a $272.5 million termination fee if we terminated the Original Merger Agreement on the termination date and all conditions to the obligations of LVB and Purchaser (other than delivery of an officer’s certificate) had been satisfied and LVB failed to close, including because LVB and Purchaser failed to receive the proceeds of the debt financing contemplated by the debt financing commitment,(or alternative debt financing on terms not materially less beneficial to Purchaser than the terms set forth in the debt financing commitment) sufficient to have consummated the Original Merger; and

•	the ability of Biomet to seek up to an aggregate of $272.5 million in damages from LVB and Purchaser under certain circumstances if LVB or Purchaser breached the Original Merger Agreement;

•	the recommendation of the Strategic Alternatives Committee that the Board adopt the Original Merger Agreement;

•	the debt commitment letter indicated a strong commitment on the part of the lenders to LVB with few conditions that would permit the lenders to terminate their commitment;

•	the commitment of the Sponsor Group under certain circumstances to utilize bridge financing to close the transaction;

•	the experience of members of the Sponsor Group in closing acquisitions of this scale;

•

the fact that the non-financial terms of the proposal received from Smith & Nephew were, in the aggregate, significantly less favorable to Biomet than the proposal from the Sponsor Group, including as to conditionality;

•	the potential impact on Biomet’s operations from announcing a transaction with a competitor and the greater uncertainty and potential for delay in closing a transaction with Smith & Nephew; and

•	the advantages to employees, suppliers, customers, team members and various other constituencies of Biomet in remaining an independent company owned by the Sponsor Group.

Each of these factors supported the conclusion by Biomet’s Board that the Original Merger was in the best interests of Biomet and its shareholders. Biomet’s Board relied on management at that time to provide accurate and complete financial information, projections and assumptions as of that time as the starting point for its analysis and also considered the possible impact on the information provided that might arise from the ongoing investigation into Biomet’s historical stock option granting practices.

Biomet’s Board also considered, and balanced against the potential benefits, a variety of risks and other potentially negative factors relating to the Original Merger Agreement and the transactions contemplated by it. These factors included:

•

the fact that the per Share consideration offered by Smith & Nephew was $1 per Share higher than the Sponsor Group’s offer, and that Smith & Nephew proposed to finance the acquisition of Biomet with less debt financing than the Sponsor Group;

•

the fact that we were entering into the Original Merger Agreement with a newly formed corporation with essentially no assets and, accordingly, that Biomet’s remedy in connection with a breach of the Original Merger Agreement by LVB or Purchaser, even a breach that was deliberate or willful, was limited to $272.5 million;

•

the fact that, following the Original Merger, Biomet’s shareholders would cease to participate in any of Biomet’s future earnings or benefit from any future increase in Biomet’s value, including any appreciation in value that could be realized as a result of improvements to Biomet’s operations;

•

the potential impact that the Special Litigation Committee’s then ongoing investigation into Biomet’s historical stock option granting practices may have had on the bidding process and timing for completion of the Original Merger, the associated potential risk that closing conditions might not be satisfied and the costs and benefits of delaying the process until completion of the review;

•	the fact that certain individuals associated with us may have had interests that were different from those of Biomet’s shareholders;

•

the limitations contained in the Original Merger Agreement on Biomet’s ability to solicit or discuss other offers, as well as the possibility that we may have been required to pay to LVB a termination fee under certain circumstances;

•	the possibility that the Original Merger may not have been completed in a timely manner or at all, which would divert significant resources and have a negative impact on Biomet’s operations;

•	the possible effects of the announcement of the Original Merger on employees, distributors and customers, suppliers and various other constituencies;

•

the transaction costs that would be incurred in connection with the Original Merger, as well as the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the Original Merger;

•	the fact that, for U.S. federal income tax purposes, the Original Merger consideration would have been taxable to Biomet’s shareholders; and

•

restrictions on the conduct of Biomet’s business prior to the completion of the Original Merger, requiring us to conduct business only in the ordinary course, subject to specific limitations or LVB consent, which may have delayed or prevented us from undertaking business opportunities that may arose pending completion of the Original Merger.

This discussion of the information and factors considered by Biomet’s Board in reaching its conclusions and recommendation with respect to the Original Merger Agreement includes all of the material factors considered by Biomet’s Board, but is not intended to be exhaustive. In view of the wide variety of factors considered by Biomet’s Board in evaluating the Original Merger Agreement and the transactions contemplated by it, including the Original Merger, and the complexity of these matters, Biomet’s Board did not find it practicable to, and did not attempt to, assign relative weight to those factors. In addition, different members of Biomet’s Board may have assigned different weight to different factors.

The Amended and Restated Merger Agreement

In reaching its decision to unanimously adopt and declare advisable the Merger Agreement, the Offer and the Merger, and unanimously determine that the Merger is in the best interests of Biomet and its shareholders the Board considered the information and factors listed above, both positive and negative. In addition, the Board considered the following factors:

•

the fact that the cash consideration of $46.00 per share, net to be paid under the Merger Agreement exceeds the consideration of $44.00 per share, net payable under the Original Merger Agreement and represents a premium of approximately:

•	4.1% premium over Biomet’s closing price on June 6, 2007, the last trading day prior to the public announcement of the terms of the Offer and the Merger;

•

32.3% over Biomet’s closing price on April 3, 2006, the trading day prior to public speculation of Biomet executing a significant transaction, which was subsequently confirmed by Biomet on April 6, 2006 when it announced that it had retained Morgan Stanley to assist it in exploring strategic alternatives; and

•	51.6% over Biomet’s 52-week low closing price on July 14, 2006.

•

the fact that a direct offer to shareholders allows the decision regarding the transaction to be made by the shareholders who actually own Shares at the time of tendering, and accordingly have a true economic interest in the decision, and accordingly may result in a higher response rate from Biomet’s shareholders;

•

the presentation of Morgan Stanley, including its opinion that, as of the date of its opinion and based upon and subject to the various considerations, assumptions and limitations set forth in its written opinion, the consideration of $46.00 per share to be received by Biomet shareholders in accordance with the Merger Agreement was fair from a financial point of view to such shareholders;

•

the recent changes in Biomet’s management, the status of on-going efforts to improve operating performance, the current and prospective environment in which Biomet operates and the likely effect of these factors on us;

•	the terms of the Merger Agreement and the Offer, including without limitation:

•	the number and nature of the conditions to LVB and Purchaser’s obligations in the Merger Agreement, including the minimum condition and the financing condition described below;

•	the “minimum condition” of the Offer which, subject to certain adjustments, conditions the Offer on at least 75% of Biomet’s outstanding Shares being tendered in the Offer;

•

the “financing condition” of the Offer which conditions the Offer the debt financing arranged by LVB and Purchaser being available for borrowing on the terms and conditions set forth in the debt financing commitment letters obtained by Purchaser or on terms and conditions that are no less favorable, in the aggregate, to LVB and Purchaser;

•

the Top-Up Option, which subject to certain conditions gives the Purchaser an option to purchase, at a price per Share equal to the price paid in the Offer, a number of newly issued Shares equal to the number of Shares that, when added to the number of Shares owned, directly or indirectly, by LVB or Purchaser at the time of exercise of the Top-Up Option, constitutes 90.0005% of the total Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option;

•

the provisions of the Merger Agreement that allow the Board, under certain limited circumstances where failure to take such actions would be inconsistent with its fiduciary duties under applicable law, to render inapplicable or take action to exempt any third party from any standstill arrangement and to change its recommendation set forth in this Statement;

•

the provisions of the Merger Agreement that allow Biomet, under certain limited circumstances where failure to take such actions would be inconsistent with the fiduciary duties of its directors under applicable law, to furnish information to and conduct negotiations with third parties;

•

the provisions of the Merger Agreement that allow Biomet, under certain limited circumstances where failure to take such actions would be inconsistent with the Board’s fiduciary duties under applicable law, to terminate the Merger Agreement in order to accept a Superior Proposal (subject to negotiating with LVB in good faith and paying to LVB the $272.5 million termination fee);

•

the conclusion of the Board that both the $272.5 million termination fee (and the circumstances when such fee is payable) and the requirement to reimburse LVB for certain expenses, up to a limit of $40 million, in the event that the Merger Agreement is terminated because of a failure to meet the Minimum Condition, were reasonable in light of the benefits of the Merger Agreement, the previous auction process conducted by Biomet with the assistance of Morgan Stanley and commercial practice;

•

the obligation of LVB to pay to Biomet a $272.5 million termination fee under certain conditions, including if all conditions to the obligations of LVB and Purchaser (other than delivery of an officer’s certificate) have been satisfied and LVB fails to close the Offer and because LVB and

Purchaser fail to receive the proceeds of the debt financing contemplated by the debt financing commitment (or alternative debt financing on terms not materially less beneficial to Purchaser than the terms set forth in the debt financing commitment) sufficient to consummate the Offer; and

•

the ability of Biomet to seek up to an aggregate of $272.5 million in damages (without duplication of any termination fee payable by LVB) from LVB and Purchaser under certain circumstances if LVB or Purchaser breaches the Merger Agreement;

•

the fact that if the Offer is completed, Biomet’s remaining shareholders who are unaffiliated with LVB will not have a meaningful opportunity to vote, as following completion of the Offer LVB will control at least 75% of Biomet’s outstanding Shares, meaning that LVB will control the votes required to approve the Merger and may be able to consummate the Merger without a shareholder vote if LVB, with or without the Top-Up Option, owns more than 90% of Biomet’s outstanding Shares;

•

the provisions of the Merger Agreement that provide, subject to certain conditions, LVB the ability to obtain representation on Biomet’s Board proportional to Purchaser’s ownership of Shares upon completion of the Offer; and

•

the debt commitment letter received by LVB in connection with the Offer indicated a strong commitment on the part of the lenders to LVB with few conditions that would permit the lenders to terminate their commitment.

This discussion of the information and factors considered by the Board in reaching its conclusions and recommendation includes all of the material factors considered by the Board, but is not intended to be exhaustive. In view of the wide variety of factors considered by the Board in evaluating the Merger Agreement, the Offer and the transactions contemplated by it, including the Merger, and the complexity of these matters, the Board did not find it practicable to, and did not attempt to, assign relative weight to those factors. In addition, different members of the Board may have assigned different weight to different factors.

After careful consideration by the Board, the Board unanimously adopted and declared advisable the Merger Agreement, the Offer and the Merger and other transactions contemplated thereby, and unanimously determined that the Offer and the Merger are in the best interests of Biomet and its shareholders. Accordingly, the Board unanimously recommends that shareholders tender their Shares into the Offer, or otherwise approve the Merger.

(c) Intent to Tender.

To the best of Biomet’s knowledge, all of Biomet’s directors and executive officers intend to tender for purchase all Shares of record or beneficially owned by such persons, except in the case of those persons who wish to retain their ability to roll all or a portion of their existing equity interests in Biomet into Holding or LVB at the time of the Merger, should the Sponsor Group offer them the opportunity to do so, in which event such persons will not tender any shares in the Offering to avoid causing the Purchaser to be in violation of Rule 14d-10 under the Exchange Act.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Biomet’s Board retained Morgan Stanley to assist Biomet in exploring strategic alternatives to enhance shareholder value based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment management and financing activities,

Morgan Stanley or its affiliates may actively trade the equity securities of Biomet for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities. In the past, Morgan Stanley and its affiliates have provided financial advisory services for Biomet and for the members of the Sponsor Group and Morgan Stanley has received fees for the rendering of these services. Based on information provided by the Sponsor Group, the aggregate amount of such fees estimated to have been paid by the Sponsor Group to Morgan Stanley (excluding any payments made by a portfolio company in connection with its acquisition by, or otherwise not on behalf of, a member of the Sponsor Group) during the 12-month period prior to the date of this proxy statement was in excess of $150 million. Morgan Stanley may also seek to provide such services to Biomet and to the investors in LVB in the future and will receive fees for the rendering of these services.

Under the terms of its engagement letter, Morgan Stanley provided Biomet financial advisory services and a financial opinion in connection with the transactions contemplated herein, and Biomet agreed to pay Morgan Stanley a fee of approximately $34 million, $29 million of which is contingent upon completion of the Offer. Biomet has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, Biomet has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Except as otherwise noted in this Item 5, neither Biomet nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of Biomet concerning the Merger Agreement, except that solicitations or recommendations may be made by directors, officers or employees of Biomet, for which services no additional compensation will be paid.

Item 6.	Interests in Securities of Biomet.

Except as described below, during the past 60 days, no transactions in Biomet’s Shares have been effected by Biomet or, to its knowledge, by any of its directors, executive officers, affiliates or subsidiaries.

The following table sets forth information regarding all transactions in Biomet’s Shares by Biomet’s directors, officers, affiliates and subsidiaries, showing the date of the transaction, the name of the director or executive officer, the number of Biomet’s Shares acquired or transferred by such officer or director, the price paid for those Shares and the sale price per Share during the past 60 days.

Name	Date		Shares Acquired by Exercise of Stock Options (#)	Shares Disposed of by Gift (#)	Strike Price ($)	Sale Price ($)
Thomas Kearns, Jr.	May 14, 2007		—	1,000	N/A	N/A
Niles L. Noblitt	May 8, 2007	(1)	—	20,528	N/A	N/A
	May 25, 2007	(2)	—	57,600	N/A	N/A
	May 25, 2007	(3)	—	57,600	N/A	N/A
Stephen F. Schiess	May 4, 2007		600	—	39.51	N/A
	May 21, 2007		500	—	28.43	N/A

(1)	As of this date, these shares were retitled, giving independent control and ownership to Mr. Noblitt’s child, who is over the age of 21 and does not reside with Mr. Noblitt. Mr. Noblitt specifically disclaims beneficial ownership for these shares and has no investment or voting control over these shares.
(2)	Shares were gifted in Mr. Noblitt’s name to the Lookout Foundation, a charitable organization.
(3)	Shares were gifted in Mrs. Nancy Noblitt’s name to the Lookout Foundation, a charitable organization.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, no negotiations are being undertaken or are underway by Biomet in response to the Offer which relate to a tender offer or other acquisition of Biomet’s securities by Biomet, any subsidiary of Biomet or any other person. Except as set forth in this Statement, no negotiations are being undertaken or are underway by Biomet in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Biomet or any subsidiary of Biomet, (2) any purchase, sale or transfer of a material amount of assets of Biomet or any subsidiary of Biomet, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Biomet. Except as set forth in this Statement, there are no transactions, resolutions of Biomet’s Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7, “Purposes of the Transaction and Plans and Proposals.”

Item 8.	Additional Information.

(a) Control Share Acquisition Statute

Section 23-1-42 of the IBCL, with some exceptions, provides that a person proposing to acquire or acquiring voting shares of an “issuing public corporation” (defined to include corporations having at least 100 shareholders, principal place of business within Indiana and Indiana residents comprising more than 10% of its shareholders or holding 10% or more of its shares) may lose the power to vote unless either the corporation’s articles of incorporation or bylaws in existence before such acquisitions provide that this statute does not apply to the corporation or, if properly and timely requested by the acquiring person, the disinterested shareholders agree to grant voting rights to the acquired shares. On June 6, 2007, Biomet’s Board adopted the Merger Agreement and the Offer and adopted an amendment to Biomet’s bylaws providing that this statute would not apply to Biomet, effective June 6, 2007. Accordingly this statute is inapplicable to the Merger Agreement.

(b) Business Combination Statute

Section 23-1-43 of the IBCL provides that a corporation may not engage in any “business combination” (defined to include mergers and other transactions) with any “interested shareholder” (defined to include any person owning 10% or more of the voting power of the outstanding shares of the corporation) for a period of five years following the interested shareholder’s share acquisition date, unless the business combination or the purchase of shares made by the interested shareholder is approved by the board of directors of the corporation before the interested shareholder’s share acquisition date.

On June 6, 2007 Biomet’s Board adopted the Merger Agreement and approved the purchase of shares pursuant to the Offer. Accordingly, this statute is inapplicable to the Merger Agreement.

(c) Anti-Takeover Laws

The Indiana Takeover Offers Act provides that a person shall not make a takeover offer (defined to include a tender offer for more than 10% of any class of outstanding equity securities of an Indiana corporation with more than 75 shareholders, with its principal place of business in Indiana and with substantial assets in Indiana) unless the following conditions are satisfied:

•

a statement which consists of each document required to be filed with the SEC and certain other certifications by the offeror are filed with the Indiana Securities Commissioner and delivered to the president of the target company before making the takeover offer;

•	a consent to service of process and the requisite filing fee accompanies the statement filed with the Indiana Securities Commissioner;

•	the takeover offer is made to all offerees holding the same class of equity securities on substantially equivalent terms;

•	a hearing is held within 20 business days after the statement and certifications filed with the Indiana Securities Commissioner described above are filed; and

•	the Indiana Securities Commissioner does not find that the takeover statement of the Purchaser described above fails to provide full and fair disclosure related to the offer.

The purchase of Shares in the Offer is subject to the foregoing requirements.

(d) Dissenter’s Rights

Section 23-1-44 of the IBCL provides that, so long as Biomet’s Shares are registered on a United States securities exchange registered under the Exchange Act or traded on the National Association of Securities Dealers, Inc. Automated Quotations System Over-The-Counter Markets—National Market Issues or a similar market, shareholders will not be entitled to exercise dissenters’ rights with respect to the Merger. However, if Biomet’s Shares are not so registered or traded on the record date for any shareholder’s meeting called to vote on the Merger (if any such vote is required), holders of Shares at the Effective Time of the Merger will have certain rights under Indiana law to dissent and demand payment of the fair value of their Shares. Dissenters’ rights will not be available if the Merger is effected pursuant to Indiana’s short-form merger provisions as described below. To obtain fair value, a dissenting shareholder must notify Biomet in writing of his or her intent to dissent, not vote in favor of the Merger and comply with other requirements under Indiana law. Fair value means the value of the Shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless that exclusion would be inequitable. Fair value could be more or less than the price per Share to be paid pursuant to the Offer and the Merger.

(e) Short-Form Merger Provisions

Under Section 23-1-40-4 of the IBCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of Biomet’s outstanding Shares, Purchaser will be able to effect the Merger, and is required to do so under the Merger Agreement, without a vote of Biomet’s shareholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer, including through any subsequent offering period or exercise of the Top-Up Option, a vote at a meeting of Biomet’s shareholders would be required under Indiana law, and a longer period of time would be required to effect the Merger.

(f) Regulatory Approvals

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the purchase of Shares in the Offer and completion of the Merger may be consummated after the expiration or termination of the applicable waiting period following the filing of applicable notifications and reports with the Federal Trade Commission and the Department of Justice, unless a request for additional information or documentary material is made be the Antitrust Division of the United States Department of Justice or the Federal Trade Commission.

The parties filed the required notifications and reports under the HSR Act with the Federal Trade Commission and the Department of Justice on January 17, 2007 and were granted early termination of the waiting period under the HSR Act on February 15, 2007. No additional approval of the antitrust authorities in the European Union is required in connection with the Offer or the Merger.

(g) Review of Historical Stock Option Granting Practices.

Following the publication of an analyst report suggesting that certain historical grants of stock options by Biomet took place on dates where Biomet’s stock price was trading at relatively low prices and the filing of two shareholder derivative lawsuits alleging improper “backdating” of stock options, Biomet’s Board formed the

Special Litigation Committee to conduct an independent investigation of Biomet’s stock option grants for the period from March 1996 through May 2006 and to determine whether Biomet had any claims arising out of any inappropriate stock option backdating and, if so, whether it was in the best interest of Biomet and its stakeholders to pursue any such claim. The Special Litigation Committee retained independent counsel to advise it in connection with and to conduct its investigation. Counsel to the Special Litigation Committee also hired independent accountants to assist in the investigation.

The Special Litigation Committee’s investigation was based upon the review of an extensive collection of physical and electronic documents, interviews of more than two dozen individuals, and analysis of approximately 17,000 grants to purchase approximately 17,000,000 Biomet Shares on over 500 different grant dates over the 11-year period from March 1996 through May 2006. On May 25, 2007, the Board received and discussed the final report of the Special Litigation Committee. The Special Litigation Committee made the following findings:

•

Biomet’s written stock option plans were treated by Biomet management, and the stock option committee, as formalities concerning the manner in which individual stock option grants were to be approved, resulting in a failure to abide by the terms of the plans;

•

Biomet failed to receive appropriate legal or accounting advice from its former General Counsel and Chief Financial Officer related to its stock option program and, as a result, legal and accounting rules were not followed;

•	Biomet failed to put in place and implement internal controls to manage its stock option program, including by failing to devote sufficient resources to the administration of its stock option program;

•

Biomet failed to prepare and maintain appropriate books and records documenting the administration of its stock option program, specifically with regard to the approval of individual stock option grants;

•	Most stock options issued by Biomet were dated on dates other than the date of grant of those options, as that date was defined by the stock option plans;

•	Biomet engaged in purposeful “opportunistic” dating (and, therefore, pricing) of stock options; and

•	As a result of all of the above, certain of Biomet’s proxy statements related to the grant of stock options, particularly to executive officers and non-employee directors, were not accurate.

The Special Litigation Committee also reported that members of senior management were aware of the practice of dating options on a date other than the date on which final action regarding the option occurred, and that certain members of senior management, namely Biomet’s Chief Financial Officer and General Counsel during the period, were or should have been aware of certain accounting and legal ramifications, respectively, of issuing an option with an exercise price lower than the fair market value on the date of issuance. The Special Litigation Committee also concluded that, based upon the information gathered and reviewed by the Special Litigation Committee, the misdating and mispricing of stock option awards was driven by a desire to make the options more valuable to the employees who received the awards and not to enrich those who managed the stock option program, though Biomet’s practice also did inure to the benefit of those who managed the stock option program. For a further description of the Special Litigation Committee’s investigation see Biomet’s amended annual report on Form 10-K/A filed with the SEC on May 29, 2007.

(h) Certain Litigation.

Litigation Relating to the Stock Option Investigation

On September 21, 2006, two shareholder-derivative complaints were filed against certain of Biomet’s current and former directors and officers in Kosciusko Superior Court I in Kosciusko County, in the State of Indiana. The complaints, captioned Long v. Hann, et al., and Thorson v. Hann, et al., alleged violations of state law relating to the issuance of certain stock option grants by Biomet dating back to 1996. Both complaints sought unspecified money damages as well as other equitable and injunctive relief. These two cases were consolidated under the caption In re Biomet, Inc. Derivative Litigation, and on January 19, 2007, plaintiffs filed an amended complaint that made additional allegations based on Biomet’s December 18, 2006 disclosures related to stock option grants, including allegations that the defendants sought to sell the company in order to escape liability for their conduct, and that they did so at a devalued price, thus further breaching their fiduciary duties to shareholders. On February 16, 2007, defendants filed a motion to dismiss plaintiffs’ amended complaint, which is currently pending with the court.

On December 11, 2006, a third shareholder-derivative complaint captioned International Brotherhood of Electrical Workers Local 98 Pension Fund v. Hann, et al., No. 06 CV 14312, was filed in federal court in the Southern District of New York. The IBEW case makes allegations and claims similar to those made in the Indiana litigation, in addition to purporting to state three derivative claims for violations of the federal securities laws. On February 15, 2007, defendants filed a motion to dismiss the plaintiff’s complaint. On April 2, 2007, plaintiffs filed a motion for partial summary judgment claiming that the disclosures in Biomet’s April 2, 2007 Form 8-K filing and press release regarding Biomet’s historical stock options granting practices constitute admissions sufficient to establish defendants’ liability on certain of plaintiffs’ claims. Both motions are currently pending with the court.

On May 25, 2007, the Board received and discussed an updated report from its Special Litigation Committee which concluded that pursuing these three shareholder-derivative complaints was not in the best interests of Biomet. Under Indiana law, the Special Litigation Committee’s determination may be binding on the pending shareholder-derivative claims and result in the dismissal of these complaints.

Pursuant to Indiana law and provisions of Biomet’s articles of incorporation, Biomet is advancing reasonable expenses, including attorneys’ fees, incurred by the current and former Biomet directors and officers in defending these lawsuits.

Litigation Relating to the Merger

As previously disclosed in the Proxy Statement, on December 20, 2006, a purported class-action lawsuit captioned Long, et al. v. Hann, et al., was filed in Indiana State court in the County of Kosciusko. The lawsuit names as defendants each member of the Biomet Board at the time, Dane Miller, Ph.D. and Blackstone Capital Partners V L.P., KKR 2006 Fund L.P., Goldman Sachs Investments Ltd. and TPG Partners V, L.P. The complaint alleges, among other things, that the defendants breached, or aided and abetted the breach of, fiduciary duties owed to Biomet shareholders by Biomet’s directors in connection with, among other things, Biomet’s entry into the Merger Agreement. The complaint seeks, among other relief, class certification of the lawsuit, a declaration that the Merger Agreement was entered into in breach of the fiduciary duties of the defendants, an injunction preventing the defendants from proceeding with the Merger unless and until the defendants implement procedures to obtain the highest possible sale price, an order directing the defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Biomet’s shareholders until the process for a sale of Biomet is completed and the highest price is obtained, an order directing the defendants to exercise their fiduciary duty to disclose all material information in their possession concerning the Merger prior to the shareholder vote, including Biomet’s fiscal year 2007 second quarter financial results, imposition of a constructive trust upon any benefits improperly received by the defendants, an award of attorneys’ fees and expenses and such other relief as the court might find just and proper. On March 29 and 30, 2007, the defendants filed motions to dismiss the plaintiffs’ complaint, and these motions are currently pending before the court.

On January 2, 2007, a purported class action lawsuit captioned Gervasio v. Biomet, Inc., et al., was filed in the Supreme Court for the State of New York, New York County. A virtually identical action was filed on January 9, 2007, captioned Corry v. Biomet, Inc., et al., in the same court. Both of these lawsuits named as defendants Biomet, each member of its Board at the time, Dane Miller, Ph.D., The Blackstone Group L.P., Kohlberg Kravis Roberts & Co., Goldman Sachs Capital Partners and Texas Pacific Group. The lawsuits made essentially the same claims and sought the same relief as in the Long action described above. On January 29,

2007, defendants filed a joint motion to dismiss Gervasio. On February 14, 2007, the plaintiff in Corry voluntarily discontinued his lawsuit and informed defendants that he intended to intervene in Gervasio. On March 26, 2007, the court granted defendants’ motion to dismiss Gervasio.

On May 31, 2007, Biomet and the Sponsor Group entered into a memorandum of understanding regarding the settlement of class action lawsuits that were filed on behalf of Biomet’s shareholders following the announcement of the proposed Merger. Each of Biomet and the other defendants denies all of the allegations in these lawsuits, including any allegation that its merger-related disclosures were false, misleading or incomplete in any way. Pursuant to the terms of the settlement, Biomet has agreed to make available meaningful additional information, including financial information, to its shareholders. Such additional information is contained in Biomet’s current report on Form 8-K filed on May 31, 2007 and should be read in conjunction with this Statement. In return, the plaintiffs agreed to the dismissal of the actions. In addition, the Sponsor Group has agreed to cause Biomet (or its successors) to pay the legal fees and expenses of plaintiffs’ counsel, in an amount of $600,000 in the aggregate, subject to certain conditions, including the approval by the court. This payment will not affect the amount of Merger consideration to be paid in the Merger. The details of the settlement will be set forth in a notice to be sent to Biomet’s shareholders prior to a hearing before the court to consider the settlement. The settlement will not affect the Merger consideration to be paid to shareholders of Biomet in connection with the proposed Merger between Biomet and LVB.

There are various other claims, lawsuits, disputes with third parties, investigations and pending actions involving various allegations against Biomet incident to the operation of its business, principally product liability and intellectual property cases. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to Biomet. Biomet establishes accruals for losses that are deemed to be probable and subject to reasonable estimate. Based on the advice of counsel to Biomet in these matters, management believes that the ultimate outcome of these matters and any liabilities in excess of amounts provided will not have a material adverse impact on Biomet’s consolidated financial statements taken as a whole.

(i) Opinion of Biomet’s Financial Advisor

Biomet engaged Morgan Stanley & Co. Incorporated (“Morgan Stanley”) to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. Biomet selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, experience and reputation and its knowledge of the sector in which Biomet operates. At the special meeting of the Biomet Board convened on the evening of June 6, 2007, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of June 6, 2007, and based on and subject to the various considerations, assumptions and limitations set forth in its opinion, the consideration to be received by holders of Biomet Shares in accordance with the Merger Agreement was fair from a financial point of view to shareholders.

The full text of the written opinion of Morgan Stanley, dated as of June 6, 2007, is attached to this Statement as Annex A. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to Biomet’s Board and addresses only the fairness from a financial point of view of the consideration pursuant to the Merger Agreement to Biomet shareholders as of the date of the opinion. It does not address any other aspects of the Offer and Merger and does not constitute a recommendation to any Biomet shareholder whether such shareholder should accept the Offer, or how to vote in connection with the Offer and Merger. The summary of the opinion of Morgan Stanley set forth in this Statement is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Biomet;

•	reviewed certain internal financial statements and other financial and operating data concerning Biomet prepared by the management of Biomet;

•	reviewed certain financial projections prepared by the management of Biomet;

•	discussed the past and current operations and financial condition and the prospects of Biomet with senior executives of Biomet;

•	reviewed the reported prices and trading activity for Biomet’s Shares and other publicly available information regarding Biomet;

•	compared the financial performance of Biomet and the prices and trading activity of Biomet’s Shares with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Biomet, LVB and certain other parties and their financial and legal advisors;

•	reviewed the Merger Agreement, the debt and equity financing commitments provided to LVB by certain lending institutions and private equity funds, and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by Biomet for the purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Biomet. Morgan Stanley also assumed that the Offer and Merger would be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer and Merger. Morgan Stanley is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessment of Biomet and its legal, tax or regulatory advisors with respect to such matters, and has made no assessment as to the impact or timing implications, if any, of any ongoing legal or regulatory investigations. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of Biomet, nor has Morgan Stanley been furnished with any such appraisals. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, June 6, 2007. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm this opinion.

Morgan Stanley has not been asked to express, and has not expressed, any opinion as to any other transaction other than the Offer and Merger, nor has Morgan Stanley been asked to express, and has not expressed, any opinion as to the relative merits of or consideration offered in the Offer and Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved.

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its opinion dated June 6, 2007. The various analyses summarized below were based on closing prices for the Shares of Biomet as of June 5, 2007, the last full trading day preceding the day of the special meeting of Biomet’s Board to adopt and declare advisable the Merger Agreement and the Merger and related transactions and to determine that the Offer and Merger is in the best interests of Biomet and its shareholders. Although each financial analysis was provided to the Board of Biomet in connection with arriving at its opinion, Morgan Stanley considered all of its analyses as a whole and did not attribute any particular weight to any analysis described below. These summaries of financial analyses include information presented in tabular format. To fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Comparable Company Analysis

Morgan Stanley, using publicly available information, compared certain financial and operating information of a group of selected orthopedic companies comparable to Biomet. The companies used in this comparison included the following companies:

Orthopedics Companies

Based on share prices as of June 5, 2007 unless otherwise stated	Aggregate Value /2007E EBITDA (x)	Aggregate Value /2008E EBITDA (x)	2007E P/E (x)	2008 P/E (x)	2008E P/E to Long Term EPS Growth (x/%)
Smith & Nephew plc	12.2	10.2	23.8	20.3	1.5
Stryker Corporation	15.5	13.7	27.8	23.2	1.2
Synthes, Inc.	12.5	10.9	22.7	19.4	NA
Wright Medical Group, Inc.	13.4	12.3	NM	NM	2.2
Zimmer Holdings, Inc.	13.2	11.8	21.7	19.0	1.4

Median	13.2	11.8	23.8	20.3	1.4

Biomet (As of October 20, 2006)	10.7	9.4	18.7	16.6	1.1
Biomet (Offer Price)	14.0	12.3	24.6	21.7	1.4

For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

•

the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated calendar year 2007 and 2008 EBITDA, defined as earnings before interest, taxation, depreciation and amortization (based on publicly available estimates);

•	the ratio of price to estimated EPS for calendar year 2007 and 2008 (based on publicly available estimates);

•

the relationship between the ratio of stock price to estimated calendar year 2008 EPS divided by the estimated long-term EPS growth rate (based on publicly available estimates) as of June 5, 2007 and October 20, 2006, the last trading day prior to speculation around a potential transaction between Biomet and Smith & Nephew plc. The long-term EPS growth rate is based on equity research analyst estimates of the projected five-year compounded EPS growth rate.

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected a representative range of financial multiples of the comparable companies and applied this range of multiples to the relevant financial statistic. Morgan Stanley calculated a range of estimates by utilizing publicly available equity research projections. Based on Biomet’s current outstanding Shares and options, Morgan Stanley estimated the implied value per Biomet share as of June 5, 2007 as follows:

Calendar Year Financial Statistic	Financial Statistic (Based on Research)	Comparable Company Multiple Statistic	Implied Value Per Share Range for Biomet
Aggregate Value / 2007E EBITDA	$799MM	12.0-13.5x	$39-$44
Aggregate Value / 2008E EBITDA	$911MM	10.0-12.5x	$37-$46
Price to 2007E Earnings	$1.87	22.0-24.0x	$41-$45
Price to 2008E Earnings	$2.12	19.0-22.0x	$40-$47
Price to 2008E Earnings vs. Long-Term Growth	15.0%	1.2-1.5x	$38-$48

Morgan Stanley noted that the consideration in the Merger Agreement was $46 per Biomet common share.

No company selected for the comparable company analysis is identical to Biomet. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Biomet, such as the impact of competition on the businesses of Biomet and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Biomet or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow Analysis

Morgan Stanley calculated a range of equity values per share for Biomet based on a discounted cash flow analysis. Morgan Stanley relied on financial projections provided by the management of Biomet for fiscal years 2007 through 2011 and extrapolations from those projections for fiscal years 2007 through 2011 and publicly available equity research analyst estimates for fiscal years 2007 through 2011 for four cases that were developed as part of the analysis. The four cases described in this proxy statement are: (1) Management Case, (2) Market Growth Case, (3) Discount to Market Case and (4) Street Case.

Projections for the Management Case were based on Biomet’s internal strategic plan. Morgan Stanley noted that (1) the projected revenue growth in the Management Case was in-line with both street projections and expected market growth and (2) operating margins in the Management Case were expected to expand relative to current margins and were in line with street projections. The Market Growth Case is defined as top-line market growth rates based on publicly available equity research analyst estimates of orthopedic industry revenues with constant EBIT (operating) margins based on Biomet’s fiscal year 2007 margin. The Discount to Market Case is based on top-line market growth rates adjusted for 2% discount to market due to the fact that historically, Biomet’s sales growth trailed the aggregate market growth of Biomet’s primary markets by approximately 2%. Constant EBIT margins were assumed based on Biomet’s fiscal year 2007 margin. The Street Case is based on consensus publicly available equity research analyst estimates. Cash flow assumptions were based on management projections.

Morgan Stanley performed a discounted cash flow analysis for the (1) Management Case, (2) Market Growth Case, (3) Discount to Market Case and (4) Street Case. Morgan Stanley discounted the unlevered free cash flows of Biomet for fiscal years 2007 through 2011 to present values using an 8.0% estimated weighted average cost of capital calculated using the Capital Asset Pricing Model. The analysis also assumed terminal values based on a range of multiples of 19.0x to 21.0x estimated net income to arrive at a range of present values for Biomet. Such multiple range was derived, based on Morgan Stanley’s judgment, after considering trading multiples of selected orthopedic companies comparable to Biomet and the perpetual growth rates implied by such multiples. The present values as of June 1, 2007 were adjusted for Biomet’s debt as of February 2007 (net of cash) and estimated proceeds from the exercise of outstanding options to arrive at an implied equity value per share. Based on this analysis, Morgan Stanley calculated values representing an implied equity value per Biomet common share. These ranges of value per case are represented below:

DCF Analysis: Equity Value per Share

    ($)

Range
Management Case	$47 – 51
Market Growth Case	$41 – 44
Discount to Market Case	$38 – 42
Street Case	$43 – 46

Morgan Stanley noted that the consideration provided for by the Merger Agreement was $46.00 per Biomet common share.

Precedent Transactions Analysis

Morgan Stanley also analyzed the Offer and Merger as compared to other publicly announced transactions. In connection with this analysis, Morgan Stanley reviewed a number of transactions in the orthopedic industry with a value greater than $100 million, which consisted of the following transactions:

Precedent Transaction Analysis

Acquired Company	Acquiror	Aggregate Value / LTM Sales (x)	Aggregate Value / LTM EBITDA (x)
Spine-Tech, Inc.	Sulzer Medica, Ltd.	13.2	47.9
Depuy, Inc.	Johnson & Johnson	4.4	15.3
Howmedica Osteonics Corporation	Stryker Corp.	2.0	7.6
Sofamor Danek Group, Inc.	Medtronic, Inc.	9.5	28.6
STRATEC Holding	Synthes, Inc.	5.1	17.6
Centerpulse Ltd.	Zimmer Holdings, Inc.	3.6	15.7
Mathys Medizinaltechnik AG	Synthes-Stratec AG	3.9	NA
Interpore Cross International	Biomet, Inc.	3.8	30.7
Midland Medical Technologies Ltd.	Smith & Nephew plc	5.0	75.3
EMPI, Inc.	Encore Medical Corp.	2.4	NA
Implex Corp.	Zimmer Holdings, Inc.	NA	NA
Royce Medical Company	Ossur Hf.	3.2	NA
Aircast, Inc.	DJ Orthopedics, Inc.	3.0	11.9
Diagnostic Products Corp.	Siemens Ltd.	3.9	12.7
Encore Medical Corp.	The Blackstone Group	2.6	14.7
Blackstone Medical, Inc	Orthofix International	5.6	NA
Kyphon, Inc.	St. Francis Medical Technologies, Inc.	13.6	41.7
Plus Orthopedics Holdings AG	Smith & Nephew plc	3.0	14.3
Median		3.9	15.7

Based on this analysis, Morgan Stanley calculated values representing an implied equity value per Biomet common share of $30-43 based on Biomet’s last-twelve-months revenue and $35-46 based on Biomet’s last-twelve-months EBITDA.

Morgan Stanley compared the premia paid in U.S. public company transactions during the period 2001 to June 1, 2007, with a transaction value greater than $5 billion. Morgan Stanley selected a representative range of premia paid of 15.0%-25.0% for the selected transactions, representing an implied value per share of $40-$44 per Biomet common share, calculated based on a share price of $35.05 as of October 20, 2006 which was the last trading day prior to speculation arising as to a potential transaction involving Biomet and Smith & Nephew plc. Morgan Stanley selected a representative range of premia paid of 15.0%-25.0% for the selected transactions, representing an implied value per share of $47-$51 per Biomet common share, calculated based on an indexed unaffected premium paid based on appreciation of peers subsequent to October 20, 2006 assuming Biomet’s shares would have increased comparably notwithstanding its inferior financial results.

No company or transaction utilized in the precedent transaction analyses is identical to Biomet or the tender offer and merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters for the purposes of their analysis.

Morgan Stanley noted that the consideration provided for by the merger agreement was $46.00 per Biomet common share.

Trading Range Analysis

Morgan Stanley reviewed the range of closing prices of Biomet’s Shares for the period between June 5, 2006 and June 5, 2007. Morgan Stanley observed the range of closing prices of $30-$44, and noted that the consideration provided for in the Merger Agreement was $46.00 per Biomet common share.

Securities Research Analysts’ Price Targets

Morgan Stanley reviewed and analyzed future public market trading price targets for Biomet’s Shares prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of Biomet’s Shares. The range of equity analyst price targets for Biomet, discounted to the present value using a discount rate of 8.0%, was $32 to $44. Morgan Stanley noted that the consideration in the Merger Agreement was $46 per Biomet common share.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for Biomet’s Shares and these estimates are subject to uncertainties, including the future financial performance of Biomet and future financial market conditions.

Leveraged Buyout Analysis

Morgan Stanley also analyzed Biomet from the perspective of a potential purchaser that was not a strategic buyer, but rather primarily a financial buyer that would effect a leveraged buyout of Biomet. This analysis, calculated as of the last twelve months ended February 28, 2007, assumed a leveraged buyout of Biomet’s consolidated businesses, based on the same financial forecasts described above. Morgan Stanley determined the implied valuation range for Biomet common stock based on a five-year internal rate of return range of 17.5% to 22.5% and an exit multiple range of 11.5x to 13.5x, which was derived, based on Morgan Stanley’s judgment, after considering trading multiples of selected orthopedic companies comparable to Biomet. Based on these projections and assumptions, Morgan Stanley calculated an implied valuation range of Biomet’s Shares of $38 to $46 for the Management Case, $35 to $42 for the Market Growth Case, $34 to $40 for the Discount to Market Case and $35 to $42 for the Street Case. Morgan Stanley noted that the consideration in the merger agreement was $46 per Biomet common share.

In connection with the review of the Offer and Merger by Biomet’s Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Biomet. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Biomet. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the Offer and Merger consideration in accordance with the Merger Agreement from a financial point of view to Biomet shareholders and in connection with the delivery of its opinion to Biomet’s Board.

The Offer and Merger consideration was determined through arm’s-length negotiations between Biomet and LVB and was approved by Biomet’s Board. Morgan Stanley provided advice to Biomet during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to Biomet or that any specific constituted the only appropriate consideration for the Offer and Merger.

Morgan Stanley’s opinion and its presentation to Biomet’s Board was one of many factors taken into consideration by Biomet’s Board in deciding to adopt and declare advisable the Merger Agreement and the Offer and Merger and related transactions and to determine that the Offer and Merger is in the best interests of Biomet and its shareholders. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Biomet’s Board with respect to the Offer and Merger consideration or of whether Biomet’s Board would have been willing to agree to different Offer and Merger consideration.

Biomet’s Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the equity securities of Biomet for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities. In the past, Morgan Stanley and its affiliates have provided financial advisory services for Biomet and for the members of the Sponsor Group and Morgan Stanley has received fees for the rendering of these services. Based on information provided by the Sponsor Group, the aggregate amount of such fees estimated to have been paid by the Sponsor Group to Morgan Stanley (excluding any payments made by a portfolio company in connection with its acquisition by, or otherwise not on behalf of, a member of the Sponsor Group) during the 12-month period prior to the date of this proxy statement was in excess of $150 million. Morgan Stanley may also seek to provide such services to Biomet and to the investors in LVB in the future and will receive fees for the rendering of these services.

Under the terms of its engagement letter, Morgan Stanley provided Biomet financial advisory services and a financial opinion in connection with the Offer and Merger, and Biomet agreed to pay Morgan Stanley a fee of approximately $34 million, $29 million of which is contingent upon completion of the Offer and Merger. Biomet has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, Biomet has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Statement contains forward-looking statements with respect to Biomet’s financial condition, results of operations, plans, objectives, intentions, future performance and business and other statements that are not statements of historical facts, as well as certain information relating to the merger, including, without limitation:

•	statements about the benefits of the proposed Merger involving Biomet and LVB;

•	the financial targets set forth in Item 8 “Additional Information”;

•	statements with respect to Biomet’s plans, objectives, expectations and intentions and other statements that are not historical facts; and

•

other statements identified by words such as “will,” “would,” “likely,” “thinks,” “may,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions.

These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	Biomet’s inability to satisfy the conditions to the Offer or closing the Merger and the costs and consequences of failing to meet these conditions;

•	the effect of the pending Merger with LVB on Biomet’s business and its relationship with customers, distributors, employees and suppliers;

•

the results and related outcomes of the review by the Strategic Litigation Committee of Biomet’s historical stock option granting practices, including: the impact of the restatement of Biomet’s financial statements or other actions that may be taken or required as a result of the Strategic Litigation Committee’s review, including the restatement of Biomet’s financial statements announced on March 30, 2007; the impact of the inability of Biomet to timely file reports with the Securities and Exchange Commission and distribute such reports or statements to its shareholders; the impact of any tax consequences, including any determination that Biomet’s filed tax returns were not true, correct and complete; the impact of any determination that some of Biomet’s options may not have been validly issued under the stock option plans; the impact of the determination that certain of Biomet’s financial statements were not prepared in accordance with GAAP and/or the required reporting standards under applicable securities rules and regulations; the impact of any determination of the existence of a material weakness in Biomet’s internal controls; the consequences of the determination that Biomet’s disclosure controls and procedures required by the Exchange Act were not effective; the impact of any determination that some of Biomet’s insurance policies may not be in full force and effect and/or that Biomet may not be in compliance with the terms and conditions of those policies; and litigation and governmental investigations or proceedings which may arise out of Biomet’s stock option granting practices or any restatement of its financial statements;

•	the inability to meet the NASDAQ requirements for continued listing;

•	the timing and number of planned new product introductions;

•	the effect of anticipated changes in the size, health and activities of population on demand for Biomet’s products;

•	assumptions and estimates regarding the size and growth of certain market segments;

•	the timing and anticipated outcome of clinical studies;

•	assumptions concerning anticipated product developments and emerging technologies;

•	the future availability of raw materials; and

•	the impact of anticipated changes in the musculoskeletal industry and Biomet’s ability to react to and capitalize on those changes.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports Biomet has filed with the SEC. The inclusion of a forward-looking statement herein should not be regarded as a representation by Biomet that Biomet’s objectives will be achieved.

Forward-looking statements speak only as of the date of this Statement or the date of any document incorporated by reference in this Statement. All subsequent written and oral forward-looking statements concerning the Offer or the Merger or other matters addressed in this Statement and attributable to us or any person acting on Biomet’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Moreover, although Biomet believes the expectations reflected in the forward-looking statements are based upon reasonable assumptions, Biomet gives no assurance that we will attain these expectations or that any deviations will not be material. Except to the extent required by applicable law or regulation, we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events. Biomet undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.	Exhibits

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated June 13, 2007 (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(a)(2)	Trustee Direction Form (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(a)(3)	Form of Letter of Transmittal (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(a)(6)	Form Letter to Participants in the Company’s 401k Retirement Savings Plan (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(a)(7)	Guidelines for Certifications of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(a)(8)	Press Release issued by the Company on June 7, 2007 (incorporated by reference to the Form 8-K filed by the Company with the SEC on June 7, 2007).

(a)(9)	Press Release issued by LVB Acquisition Merger Sub, Inc., LVB Acquisition LLC and the Company on June 7, 2007 (incorporated by reference to the Schedule TO-C filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC on June 6, 2007).

(a)(10)	Press Release issued by The Blackstone Group L.P., Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and the Company on December 18, 2006 (incorporated by reference to the current report on Form 8-K filed by the Company with the SEC on December 18, 2006).

(a)(11)	Press Release issued by the Company on February 20, 2007 (incorporated by reference to the current report on Form 8-K filed by the Company with the SEC on February 20, 2007).

(a)(12)	Press Release issued by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC June 13, 2007 (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

Exhibit No.	Description

(a)(13)	Summary Newspaper Advertisement as published on June 13, 2007 in the Wall Street Journal (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(a)(14)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(a)(15)	Third Amended and Restated Commitment Letter, date as of June 12, 2007, from Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America , N.A., Goldman Sachs Credit Partners L.P., Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Capita Corporation, Wachovia Capital Markets, LLC, Wachovia Bank, National Association and Wachovia Investment Holdings, LLC to LVB (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(a)(16)	Amended and Restated Interim Sponsors Agreement, dated as of June 7, 2007, by and among LVB Acquisition Holding, LLC, Blackstone Capital Partners V L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Offshore Fund, L.P., KKR 2006 Fund L.P. and TPG Partners V, L.P. (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(a)(17)	Letter to Shareholders from the President and Chief Executive Officer of Biomet dated June 13, 2007*

(e)(1)	Agreement and Plan of Merger, dated December 18, 2006 (amended and restated as of June 7, 2007), by and among the Company, LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC (incorporated by reference to the Form 8-K filed by the Company with the SEC on June 7, 2007).

(e)(2)	Agreement and Plan of Merger, dated December 18, 2006, by and among the Company, LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC (incorporated by reference to the current report on Form 8-K filed by the Company with the SEC on December 18, 2006) (amended and restated as of June 7, 2007).

(e)(3)	Limited Guarantee, dated June 7, 2007, by TPG Partners V L.P. (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(e)(4)	Limited Guarantee, dated June 7, 2007, by KKR 2006 Fund L.P. (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(e)(5)	Limited Guarantee, dated June 7, 2007, by GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners Offshore Fund, L.P. (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(e)(6)	Limited Guarantee, dated June 7, 2007, by Blackstone Capital Partners V L.P. (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(e)(7)	Voting Agreement, dated as of June 6, 2007, among LVB, Dane A. Miller, Ph.D. and Mary Louise Miller (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(e)(8)	Employment Agreement between the Company and Jeffrey R. Binder, dated February 26, 2007 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

Exhibit No.	Description

(e)(9)	Change in Control Agreement between the Company and Jeffrey R. Binder, dated February 26, 2007 (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(e)(10)	Offer Letter between the Company and J. Pat Richardson, dated March 26, 2007 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Company with the SEC on March 30, 2007).

(e)(11)	Change in Control Agreement between the Company and J. Pat Richardson, dated March 26, 2007 (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Company with the SEC on March 30, 2007).

(e)(12)	Offer Letter between the Company and Daniel P. Florin, dated May 10, 2007 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Company with the SEC on May 16, 2007).

(e)(13)	Change in Control Agreement between the Company and Daniel P. Florin, dated May 10, 2007 (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Company with the SEC on May 16, 2007).

(e)(14)	Retirement and Consulting Agreement between the Company and Greg Hartman, dated March 30, 2007 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Company with the SEC on April 20, 2007).

(e)(15)	Retirement and Consulting Agreement between the Company and Daniel P. Hann, dated March 30, 2007 (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Company with the SEC on April 20, 2007).

(e)(16)	Separation and Retirement Agreement between the Company and Garry L. England, dated May 31, 2007 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Company with the SEC on June 6, 2007).

(e)(17)	Separation and Retirement Agreement between the Company and Charles E. Niemier, dated June 6, 2007 (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Company with the SEC on June 6, 2007).

(e)(18)	Change in Control Agreement between the Company and Garry L. England, dated September 20, 2006 (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Company with the SEC on September 26, 2006).

(e)(19)	Change in Control Agreement between the Company and Charles E. Niemier, dated September 20, 2006 (incorporated by reference to Exhibit 10.3 of the current report on Form 8-K filed by the Company with the SEC on September 26, 2006).

(e)(20)	Executive Severance Pay Plan effective September 22, 2006 (incorporated by reference to Exhibit 10.4 of the current report on Form 8-K filed by the Company with the SEC on September 26, 2006).

(e)(21)

Employee and Non-Employee Director Stock Option Plan, dated September 18, 1992 (incorporated by reference to Exhibit 19.1 of the Form 10-K for year ended May 31, 1993, filed by the Company with the SEC).

(e)(22)

Form of Stock Option Agreement under the Employee and Non-Employee Stock Option Plan dated September 18,1992 (incorporated by reference to Exhibit 4.03 of the Form S-8 Registration Statement filed by the Company with the SEC).

(e)(23)	401(k) Profit Sharing Plan filed January 19, 1996 (incorporated by reference to Form S-8 Registration Statement filed by the Company with the SEC).

Exhibit No.	Description

(e)(24)	Biomet, Inc. 1998 Qualified and Non-Qualified Stock Option Plan adopted August 3, 1998 (incorporated by reference to Exhibit 10.6 of the Form 10-K for year ended May 31, 1998, filed by the Company with the SEC).

(e)(25)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Blackstone Management Partners V LLC (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(e)(26)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Kohlberg Kravis Roberts & Co. L.P. (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(e)(27)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and GS Capital Partners VI, L.P. . (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

(e)(28)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Texas Pacific Group. (incorporated by reference to the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC with the SEC on June 13, 2007).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Biomet, Inc.

By:	/s/ BRADLEY J. TANDY
Bradley J. Tandy
Senior Vice President,
General Counsel and Secretary

Warsaw, Indiana

June 13, 2007

ANNEX A

1585 Broadway

New York, NY 10036

June 6, 2007

Board of Directors

Biomet, Inc.

56 East Bell Drive

Warsaw, Indiana 46582

Members of the Board:

We understand that Biomet, Inc., an Indiana corporation (the “Company”), LVB Acquisition, LLC, a Delaware limited liability company (“Parent”), and LVB Acquisition Merger Sub, Inc., an Indiana corporation and a wholly owned subsidiary of Parent (“Merger Sub”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of June 6, 2007, which amends and restates the Agreement and Plan of Merger between the Company, the Parent and the Merger Sub dated December 18, 2006, (the “Merger Agreement”), and which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, without par value (the “Company Common Stock”) of the Company for $46.00 per share net to the seller in cash, and (ii) the subsequent merger of Merger Sub with and into the Company (the “Merger”). Pursuant to the Merger, the Company will become a wholly-owned subsidiary of Parent and each outstanding share of common stock, without par value (the “Company Common Stock”), of the Company, other than shares owned by Parent, Merger Sub, or any other direct or indirect wholly owned subsidiary of Parent and shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, shall be converted into the right to receive $46.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

(a)	reviewed certain publicly available financial statements and other business and financial information of the Company;

(b)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(c)	reviewed certain financial projections prepared by the management of the Company;

(d)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(e)	reviewed the reported prices and trading activity for the Company Common Stock and other publicly available information regarding the Company;

(f)	compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

(g)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

A-1

(h)	participated in discussions and negotiations among representatives of the Company, Parent and certain other parties and their financial and legal advisors;

(i)	reviewed the Merger Agreement, the debt and equity financing commitments provided to Parent by certain lending institutions and private equity funds, and certain related documents; and

(j)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have also assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Tender Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Tender Offer or the Merger. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to such matters, and we have made no assessment as to the impact or timing implications, if any, of any ongoing legal or regulatory investigations. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have not been asked to express, and we are not expressing, any opinion herein as to any other transaction other than the Tender Offer and the Merger, nor have we been asked to express, and we are not expressing, any opinion herein as to the relative merits of or consideration offered in the Tender Offer or the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved.

We have acted as financial advisor to the Board of Directors of the Company and the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the purchase of shares pursuant to the Tender Offer. In the past, we have provided financial advisory and financing services for the Company and for the shareholders of Parent and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Company, the Parent and its shareholders in the future and receive fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion may be included in its entirety in any proxy or information statement mailed to shareholders of the Company in connection with this transaction if such inclusion is required by applicable law but may not otherwise be disclosed publicly in any manner without our prior approval. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should accept the Tender Offer, or how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Merger.

A-2

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Michael Boublik
Michael Boublik Managing Director

A-3